Exhibit 99.1

AGRICULTURAL LEASE AGREEMENT

THIS AGRICULTURAL LEASE AGREEMENT (this “Lease”) is made effective as of the 14 day of September, 2021 (the “Effective Date”), by and between GH CAMARILLO LLC, a Delaware limited liability company (“Lessor”), and HOUWELING'S CAMARILLO, INC., a Delaware corporation (“Lessee”). Lessor and Lessee are each referred to sometimes in this Lease as a “Party,” and they are referred to sometimes collectively as the “Parties.”

RECITALS:

A.            Lessor is the owner of certain real property consisting of approximately 160 acres located in Ventura County, City of Camarillo, California, as more particularly described on Exhibit A attached hereto (the “Site”), together with buildings, greenhouse structures, packhouse structures, coolers, loading docks, equipment, systems and other improvements to the Site.

B.             Lessor has agreed to lease to Lessee and Lessee has agreed to lease from Lessor that portion of the Site comprised of the Facility, on the terms and subject to the terms and conditions of this Lease.

C.             Except as otherwise expressly provided herein, capitalized terms used in this Lease shall have the meanings given to them in Exhibit B.

AGREEMENT:

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.              Leased Premises. Subject to the terms and conditions set forth in this Lease, and commencing on the date that is fourteen (14) weeks after the Effective Date, unless otherwise modified by mutual agreement of the Parties (the “Commencement Date”), Lessor hereby leases exclusively to Lessee that portion of the Facility (the "Leased Portion of the Facility") set forth on Exhibit H, which shall be adjusted from time to time to take into account any Terminated Premises in accordance with Section 14 hereof, and hereby leases on a non-exclusive basis to Lessee any and all utility systems3 and access ways located on the Site as shall be reasonably necessary for Lessee’s use, operation, maintenance and repair of the Leased Portion of the Facility (collectively with the Leased Portion of the Facility, the “Leased Premises”), subject to and in accordance with the terms and conditions of this Lease.

2.              Lease Term. Subject to the terms and conditions of this Lease, the term of this Lease shall commence on the Commencement Date and end on the Expiry Date (the “Lease Term”).

3.             Rent.

(a)            Base Rent. Beginning on the Commencement Date and on each Base Rent Payment Date thereafter until the end of the Lease Term, subject to the following sentence, Lessee agrees to pay Base Rent monthly in advance. Base Rent shall be abated, but not waived, so long as no Lessee Event of Default has occurred (the “Base Rent Abatement”); provided, however, that if any Lessee Event of Default that results in financial harm or loss to Lessor occurs, then (1) any Base Rent Abatement shall immediately become due and payable to Lessor, (2) Base Rent shall thereafter become due and payable as otherwise provided in this Section 3(a), and (3) notwithstanding the cure of any such Lessee Event of Default (after expiry of all applicable cure periods), Lessee shall have no right to any further Base Rent Abatement (collectively, "Loss of Base Rent Abatement"). Notwithstanding the foregoing or anything to the contrary herein, Base Rent Abatement shall not be lost or terminated despite an Event of Default under Section 6(a)(1) unless the financial harm incurred or suffered by Lessor for Lessee's failure to make payments, after the expiry of all cure periods as set forth in such Section 6.1(a)(1), exceeds $10,000 in the aggregate.

(b)            Additional Rent. Except as expressly provided otherwise in this Lease, all expenses incurred by Lessor or Lessee in connection with this Lease after the Commencement Date, including insurance premiums (but excluding any obligation to pay a premium or surplus associated with the Leased Premises if an insurer were to reclassify the Leased Premises or Lessee's use as Cannabis Use), expenses under the Project Documents and the Governmental Approvals, Taxes (other than Lessor’s Taxes), credit support costs, and other management, operating and maintenance expenses relating solely to the Lessee's actual use of the Leased Premises, or if any portion of such Leased Premises have been terminated in accordance with Section 14, the Remaining Premises, including, without limitation, the terms provided on Exhibits E, F, and G, shall be for the account of Lessee. All of such charges, costs and expenses for which Lessee is responsible hereunder shall constitute additional rent (“Additional Rent”), even though not necessarily payable to Lessor, and upon the failure of Lessee to pay when due any of such costs, charges or expenses, Lessor shall have the same rights and remedies as otherwise provided in this Lease for the failure of Lessee to make any Rent Payment. Lessor shall invoice Lessee for any Additional Rent in accordance with Section 3(e). Lessee shall pay all amounts of Additional Rent directly to the charging party, if possible. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, Additional Rent shall not include any cannabis related expenses, which shall be borne solely by the Lessor.

(c)            Proration. If the obligations of Lessee hereunder to pay Rent (including Additional Rent) relate to any period after the termination of the Lease Term or if the Lease Term terminates other than on the last day of a calendar month, such Rent Payments shall be appropriately prorated on a per diem basis.

(d)            Disputes(e). At any time within twelve (12) months of its receipt of any Rent Payment, a Party may dispute the amount of such Rent Payment. Each Party shall have the right, upon reasonable notice and during normal working hours, to examine the records of the other Party to the extent that such Party deems reasonably necessary to verify the amount of such Rent Payment. If such examination reveals any underpayment by Lessee, Lessee shall be required to pay as promptly as practicable the amount of the identified underpayment, together with interest at the Interest Rate from the date of the underpayment to the date paid to Lessor. In the event of an overpayment by Lessee, Lessor shall pay as promptly as practicable the amount of the identified overpayment, together with interest at the Interest Rate from the date of the overpayment to the date paid to Lessee.

(e)            Payment Terms. On each Base Rent Payment Date, Lessor shall invoice Lessee for any costs and expenses constituting Additional Rent and Lessee’s share of insurance premiums and Impositions which have been paid by Lessor to third parties and shall provide Lessee with such written invoice on such date. Lessee shall be required to pay such Additional Rent directly to Lessor on the immediately succeeding Base Rent Payment Date. Any other Rent Payments and all other sums payable hereunder by Lessee shall be paid (except as otherwise expressly provided for herein) when due without notice or demand. Rent and all other amounts becoming due from Lessee to Lessor under this Lease will be made in United States dollars by wire transfer of immediately available funds prior to 5:00 P.M. Eastern Prevailing Time, on the date due in to the account specified in writing by Lessor from time to time. Lessee acknowledges that late payment by Lessee to Lessor of Rent will cause Lessor to incur costs not contemplated by this Lease, and the exact amount of such costs is extremely difficult to determine. Such costs include, without limitation, processing and accounting charges, and late charges that may be imposed on Lessor under the terms of any applicable loan documents. As a result, if any payment shall not have been received by Lessor within ten (10) days after the date on which such payment is due, then (1) such delinquent amounts shall bear interest at the Interest Rate from (and including) the date on which it was due to be paid to Lessor until the date received by Lessor, and Lessee shall pay to Lessor an additional sum of ten percent (10%) of the delinquent Rent as a late charge. The parties agree that such additional amounts due to late payments represent a fair and reasonable estimate of the costs that Lessor will incur by reason of late payment. Acceptance of any interest or late charge shall not constitute a waiver of any Lessee Event of Default with respect to the overdue amount, or prevent Lessor from exercising any of the other rights and remedies available to Lessor.

(f)             Impositions.

(1)            Payment of Impositions. Lessee shall be responsible for all real estate Taxes (including, without limitation, any supplemental, escape or other assessments associated with a change of ownership or control of the Leased Premises prior to or during the Lease Term), betterment assessments, and all other impositions, ordinary and extraordinary, general and special, of every kind and nature whatsoever, as well as any payments in lieu of taxes, which may be levied, assessed, charged or imposed during the Lease Term upon the Leased Premises or any part thereof, or upon any improvements at any time situated thereon (such Taxes and installments of assessments being hereinafter together referred to as “Impositions”), including Impositions, if any, which are required to be paid pursuant to the Project Documents, for each Tax or installment period (or portion of a period) during the Lease Term. Lessor shall pay all Impositions directly to the authority charged with collecting such Impositions, and Lessee shall reimburse Lessor for such payments in accordance with the terms provided on Exhibit F; provided, however, that Lessee shall pay any Impositions related to Lessee’s personal property, including, without limitation, any Lessee Provided Equipment, Supplies, and Personnel, directly to the authority charged with collecting such Impositions. Lessee shall immediately provide to Lessor copies of any notices received by Lessee related to the Impositions.

(2)            Cooperation in Contests. Lessor has the right to contest the validity or amount of any Impositions, and Lessee shall use its commercially reasonable efforts to promptly assist Lessor in any such proceeding.

(g)            No Setoff or Abatement. Except as expressly provided in this Lease, Lessee’s obligation to pay the Rent shall be absolute and unconditional and shall not be affected by any circumstance, including (a) any set-off, counterclaim, recoupment, defense or other right which Lessee may have against any Person, for any reason whatsoever (whether in connection with the transactions contemplated hereby or any other transactions), (b) any defect in the title (excepting defects caused by, through or under Lessor), condition, design, operation, or fitness for use of, or any damage to or loss or destruction of, the Leased Premises, or any interruption or cessation in or prohibition of the use or possession thereof by Lessee for any reason whatsoever, including any such interruption, cessation or prohibition resulting from the act of any Governmental Authority in respect of Lessee’s use of the Leased Premises, (c) any insolvency, bankruptcy, reorganization or similar case or proceedings by or against a counterparty to any of the Project Documents or (d) any other circumstance, happening, or event whatsoever (including any Force Majeure Event), whether or not unforeseen or similar to any of the foregoing. Lessee hereby waives, to the extent permitted by Applicable Law, any and all rights which it may now have or which at any time hereafter may be conferred upon it, by statute or otherwise, to terminate, cancel, quit or surrender this Lease except in accordance with the express terms hereof. It is the intention of the Parties that the obligations of Lessee hereunder shall be separate and independent covenants and agreements, that the Rent, and all other sums payable by Lessee hereunder shall continue to be payable in all events and that the obligations of Lessee hereunder shall continue unaffected, unless the requirement to pay or perform the same shall have been terminated pursuant to an express provision of this Lease. If Lessor commences any proceedings for non-payment of Rent, Lessee will not interpose any counterclaim or cross complaint in such proceedings unless Lessee would lose or waive such claim by the failure to assert it. This shall not, however, be construed as a waiver of Lessee’ right to assert such claims in a separate action brought by Lessee. Nothing herein shall preclude Lessee from pursuing or realizing upon its other remedies at law or in equity by reason of any default hereunder by Lessor.

4.              Use.

(a)            Lessee shall use and operate the Leased Premises only for the purposes of the operation and maintenance of a controlled environmental agriculture facility to produce, harvest, and sell the Crops (and associated products) produced at the Leased Premises, as well as the storage in the cooler located on the Leased Premises of crops produced off of the Leased Premises for distribution by Lessee’s marketer, [******], and for incidental uses related thereto, and for no other use or purpose. Other than as provided in the prior sentence and absent prior written consent of Lessor, Lessee shall not produce, store, handle, or manage crops from another agriculture facility at the Leased Premises. Lessee shall not and shall not allow the Leased Premises to be used to generate, manufacture, produce, process, transfer, contain, store, use or dispose of any Hazardous Substances, except to the extent reasonable or appropriate in connection with the lawful use of the Leased Premises in the ordinary course of Lessee’s business, and Lessee shall comply in all material respects with all Environmental Laws and Governmental Approvals in connection with such actions.

(b)           Lessee acknowledges and agrees that Lessor is or may be performing improvements to the Facility for Lessor’s future use of the Site, the Leased Premises and the Facility (the “Improvements”), as determined in Lessor’s sole discretion. Lessor shall have reasonable access to the Leased Premises and the Facility at all times to allow Lessor to plan, design, construct, and maintain the Improvements, and Lessee shall promptly cooperate with Lessor with respect to any Improvements or any permitting or entitlement efforts relating thereto so long as Lessor’s activities related to the Improvements do not materially interfere with Lessee’s use of or vehicular and pedestrian access to and from the Leased Premises.

5.              Operation, Maintenance, Alterations and Improvements.

(a)            Standards. Lessee shall operate, maintain and repair the Leased Portion of the Facility, and perform its other obligations under this Lease, in a manner that is in material compliance with: (1) all Applicable Laws (including those related to food safety); (2) Governmental Approvals; (3) this Lease; (4) the Project Documents; (5) the safety regulations and standards adopted under the Occupational Safety and Health Act of 1970, as amended from time to time; (6) any effective Warranties; (7) any written manufacturer’s instructions, guidelines, or recommendations applicable to the Leased Portion of the Facility or any component thereof; (8) the Required Insurance Policies; and (9) Prudent Industry Practices (including those related to food safety) (collectively, the “Standards” and each a “Standard”). In no event will references in any provision of this Lease to one or more standards, guidelines, practices, regulations, or laws comprising the Standards be interpreted to limit the applicability of all such standards, guidelines, practices, regulations, and laws to such provision.

(b)            Maintenance and Repairs. The Parties agree that the Leased Portion of the Facility shall be maintained in accordance with Exhibit E.

6.              Default; Remedies.

(a)            Lessee Event of Default. The occurrence at any time of the following events with respect to Lessee shall constitute a “Lessee Event of Default”:

(1)            Failure to Pay. The failure of Lessee to make any payments which Lessee is required to make under this Lease (including Additional Rent) and that are not being disputed in good faith within ten (10) Business Days after Lessee receives written notice from the Lessor of such failure.

(2)            Bankruptcy of Lessee or Guarantor. (i) Lessee or Guarantor (A) admits in writing its inability to pay its debts generally as they become due; (B) files a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other Applicable Law; (C) makes an assignment for the benefit of creditors; (D) consents to the appointment of a receiver of the whole or any substantial part of its assets; or (E) has a petition in bankruptcy filed against it, and such petition is not dismissed within sixty (60) days after the filing thereof; or (ii) a court of competent jurisdiction enters an order, judgment, or decree appointing a receiver of the whole or any substantial part of Lessee’s assets or Guarantor’s assets, and such order, judgment or decree is not vacated or set aside or stayed within sixty (60) days from the date of entry thereof; or (iii) under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the whole or any substantial part of Lessee’s assets or Guarantor’s assets, and such custody or control is not terminated or stayed within sixty (60) days from the date of assumption of such custody or control.

(3)            Abandonment. Except resulting from a Force Majeure Event or a Lessor Event of Default, Lessee ceases all operation of the Leased Portion of the Facility or any substantial portion thereof for a continuous period of more than thirty (30) consecutive days (which period shall be measured from the occurrence of a work stoppage and continue until work of a substantial nature is resumed and thereafter diligently continued).

(4)            Misstatements. Any financial statement, representation, warranty or certificate made or prepared by, under the control of or on behalf of Lessee, and furnished to Lessor pursuant to this Lease, shall contain a materially untrue or misleading statement of a fact as of the date made.

(5)            Governmental Approvals.

a)             Lessee is unable to obtain any Governmental Approvals which may be required after the Commencement Date to lease, use, own, operate or maintain the Leased Portion of the Facility in accordance with its obligations hereunder in connection with Crops, but not with respect to cannabis; or

b)            Any Governmental Approval necessary for the lease, use, operation or maintenance of the Leased Portion of the Facility shall be materially modified, revoked, suspended or canceled by the issuing agency or other Governmental Authority having jurisdiction after the expiration of all applicable appeal periods.

(6)           Disposal of Assets. The sale, lease or other disposal of all or substantially all of Lessee’s assets (excluding sales of inventory in the ordinary course of business) without the prior written consent of Lessor.

(7)           Transfer of Interests. Without the prior written consent of Lessor, a direct or indirect transfer, including the pledge or grant of a security interest, in any equity interests in Lessee that could result or has resulted in a Change of Control.

(b)            Lessor’s Remedies Upon Occurrence of a Lessee Event of Default.

(1)           Upon the occurrence and during the continuance of any Lessee Event of Default, Lessor may exercise any or all of the following rights or remedies in any combination or order that Lessor may elect in addition to any other rights or remedies as the Lessor may have at law or equity:

a)             Enforce the provisions of this Lease and may enforce and protect the rights of Lessor hereunder by a suit or suits in equity or at law for the specific performance of any covenant or agreement contained herein, or for the enforcement of any other appropriate legal or equitable remedy, including recovery of all moneys due or to become due from Lessee under any of the provisions of this Lease;

b)            Terminate this Lease, without prejudice to the other remedies hereunder, by giving to Lessee written notice of Lessor’s election to do so, in which event the Lease Term shall end, and all right, title and interest of Lessee hereunder shall expire on the date stated in such notice;

c)            Terminate the right of Lessee to possession of the Leased Premises without terminating this Lease by giving notice to Lessee that Lessee’s right of possession shall end on the date stated in such notice, whereupon the right of Lessee to possession of the Leased Premises or any part thereof shall cease on the date stated in such notice and any and all amounts received by Lessee or Lessor associated with the Leased Premises from and after such date shall be paid to Lessor;

d)             Pursue all rights and remedies under the Guaranty; and

e)             Exercise the right to reduce from GIPI or Lessee, as applicable, pursuant to the Agreement to Assign, those certain number of Closing Shares and/or Earnout Shares (to the extent the number of Closing Shares is insufficient to recover or make Lessor whole), as Lessor or Mercer Park may elect, with a market value that is then equal to One Hundred Fifty Percent (150%) (based on a share price equal to Ten and 00/100 Dollars ($10.00) per share) of all aggregate losses, damages, liabilities, costs and expenses (including reasonable attorneys' fees and costs) incurred or suffered by Lessor in connection with any default, including, without limitation, a Lessee Event of Default, which amount shall be reasonably established by proof of competent evidence; provided, however, that Lessor and Lessee further agree that, with respect solely to the remedy of Lessor to recover losses, damages, costs and expenses (including reasonable attorneys' fees and costs) in connection with any such default, including, without limitation, a Lessee Event of Default (but without limitation on any equitable, injunctive, evictive or interlocutory remedies of Lessor), the reduction contemplated above and the right to recover, receive or be paid cash and other proceeds thereof from any sale, assignment, transfer, pledge or hypothecation by GIPI or Lessee, as applicable, of the Closing Shares or Earnout Shares, as the case may be, shall be Lessor’s sole remedies for the recovery of all losses, damages, costs and expenses (including reasonable attorneys' fees and costs) incurred or suffered by Lessor in connection with any default, including, without limitation, a Lessee Event of Default, in each case other than to the extent incurred or suffered by Lessor as a result of or in connection with any Fraud, gross negligence, felonious criminal conduct or willful misconduct committed by Lessee. Lessor, Lessee, and GIPI agree that Lessor may have no adequate remedy at law for a Lessee Event of Default and that the terms provided in this subsection (e) are intended as liquidated damages pursuant to Sections 1671, 1676 and 1677 of the California Civil Code, or any other provisions of applicable law, and not as a forfeiture or penalty within the meanings of Sections 3275 or 3369 of the California Civil Code, or any other provisions of applicable law, by reason of the fact that the damages resulting from such Lessee Event of Default may be difficult to prove and quantify at the time hereof or at the time of such Lessee Event of Default. Lessor, Lessee, and GIPI also agree the terms of this subsection (e) are reasonable as of the date hereof and are each Party’s best estimate of the relation to actual damages that might be sustained by Lessor based on a default by Lessee, including, without limitation, a Lessee Event of Default. By signing below, each party specifically confirms the accuracy of the statements made above, the reasonableness of the amount of liquidated damages agreed upon, and the fact that each party was represented by counsel, who explained at the time this Lease was made the consequences of this liquidated damages provision. To the extent there are any conflicts between this Section 6(b)(1)e) and Section 12.1.8 of the Agreement to Assign, this Section 6(b)(1)e) shall control.

LESSOR’S INITIALS :_____ LESSEE’S INITIALS:_____ GIPI’S INITIALS:_____

(c)            Default by Lessor. The occurrence at any time of the following events with respect to Lessor shall constitute a “Lessor Event of Default”:

(1)           Failure to Pay. The failure of Lessor to make any payments which Lessor is required to make under this Lease within ten (10) Business Days after the date that such payment is due.

(2)            Failure to Perform Obligations. Unless directly attributable to, or arising out of, or relating to a Lessee Event of Default, and other than as set forth in Section 6(c)(1), the failure of Lessor to perform, or cause to be performed, any obligation required to be performed by Lessor under this Lease and such failure shall continue un-remedied for thirty (30) days after the receipt of written notice from Lessee of such failure; provided, however, that if such default is of a nature that it cannot reasonably be cured within such thirty (30)-day period and Lessor commences to cure such failure during such thirty (30)-day period and is diligently and in good faith attempting to effect such cure, then such cure period shall be extended by up to an additional sixty (60) days.

(3)            Bankruptcy. (i) Lessor: (A) admits in writing its inability to pay its debts generally as they become due; (B) files a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other Applicable Law; (C) makes an assignment for the benefit of creditors; (D) consents to the appointment of a receiver of the whole or any substantial part of its assets; or (E) has a petition in bankruptcy filed against it, and such petition is not dismissed within sixty (60) days after the filing thereof; or (ii) a court of competent jurisdiction enters an order, judgment, or decree appointing a receiver of the whole or any substantial part of Lessor’s assets and such order, judgment or decree is not vacated or set aside or stayed within sixty (60) days from the date of entry thereof; or (iii) under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the whole or any substantial part of Lessor’s assets and such custody or control is not terminated or stayed within sixty (60) days from the date of assumption of such custody or control.

(4)            Government Shutdown. In the event all or any portion of the Leased Portion of the Facility is shut down for any period of time by any governmental authority as a result of a cannabis violation by Lessor on any portion of the Site, then this Lease shall automatically terminate until such restriction is lifted and Lessee can commence using the Leased Portion of the Facility as anticipated by this Lease.

(5)            Lessee Remedies for Lessor Event of Default. Upon the occurrence and during the continuance of any Lessor Event of Default, and subject to Section 8(b), Lessee may exercise any or all of the following rights or remedies in any combination or order that Lessee may elect in addition to any other rights or remedies as the Lessee may have at law or equity:

a)             Enforce the provisions of this Lease and enforce and protect the rights of Lessee hereunder by a suit or suits in equity or at law for the specific performance of any covenant or agreement contained herein, or for the enforcement of any other appropriate legal or equitable remedy, including recovery of all moneys due or to become due from Lessor under any of the provisions of this Lease; or

b)            Terminate this Lease, without prejudice to the other remedies hereunder, by giving to Lessor written notice of Lessee’s election to do so, in which event the Lease Term shall end, and all right, title and interest of Lessee hereunder shall expire on the date stated in such notice.

(6)            Default Notice. Lessor shall give notice to Lessee of any Lessee Event of Default hereunder, and Lessee shall give notice of any Lessor Event of Default, promptly after its receipt of knowledge of the occurrence thereof. Notices given by Lessor or by Lessee under this Section 6 shall specify the alleged default and if applicable, the subject provisions of this Lease and shall demand that Lessee or Lessor, as applicable, perform the appropriate provisions of this Lease within the applicable period of time for cure. No such notice shall be deemed a forfeiture or termination of this Lease unless expressly set forth in such notice.

(7)            Force Majeure Events. No failure in the performance of the terms, covenants or conditions of this Lease on the part of Lessee or Lessor or any of their Affiliates (other than in the payment of any Rent) shall be deemed to have occurred or to continue if and so long as Lessor, Lessee, or their Affiliates, as the case may be, shall be delayed in or prevented from preventing or remedying the same due to a Force Majeure Event; but if and when the occurrence or condition which delayed or prevented the remedying of such default shall cease or be removed, it shall be the obligation of Lessor or Lessee, as the case may be, without further delay, to commence the correction of such failure and to use diligent efforts to continue and complete the correction thereof. Upon the occurrence of a Force Majeure Event affecting the Facility or either Party’s performance of its obligations hereunder, in any material respect, the Parties shall consult with each other as promptly as practicable under the circumstances with respect to such event and take any appropriate steps to mitigate such event or the consequences thereof.

(8)            Specific Performance. The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of the provisions of this Lease and any such breach may cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Lease by a Party, the other Party, to the fullest extent permitted by law, will also be entitled to seek, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance; provided, that a requirement for a Party seeking equitable relief to post a bond or other security shall not be waived if such Party is in material default hereunder. Such remedies will not be the exclusive remedies for any breach of this Lease but will be in addition to all other remedies available at law or equity to each of the Parties.

(9)            Enforcement of Obligations. The defaulting Party shall be liable for, and agrees to pay and reimburse the non-defaulting Party for, all reasonable and documented costs and expenses incurred by the non-defaulting Party (including the reasonable and documented fees and expenses of outside legal counsel) in connection with the enforcement of obligations under this Lease.

7.             Condemnation; Event of Loss.

(a)            Condemnation. Should title or possession of all of the Leased Premises be taken in condemnation proceedings by a Government Authority or other condemning party under the exercise of the right of eminent domain, or should a partial taking render the remaining portion of the Leased Premises unsuitable for Lessee’s use, as reasonably agreed by Lessor and Lessee, then this Lease shall automatically terminate upon the vesting of title or taking of possession. All payments made on account of any taking by eminent domain shall be distributed to Lessor, and Lessee hereby assigns to Lessor any and all rights, title and interest Lessee may have in such awards, provided however, Lessor shall have no right to any awards compensating Lessee for losses in connection with the Crops or Lessee’s personal property. Lessee shall have the right to pursue a separate award from the condemning authority for the reasonable removal and relocation costs of any removable property that Lessee has the right to remove. In the event of a partial taking not resulting in termination of this Lease, Lessee’s Rent obligations hereunder shall be reduced in proportion to the extent any condemnation of a portion of the Leased Premises materially and adversely impacts Lessee’s generation of revenue as reasonably agreed by Lessor and Lessee.

(b)            Event of Loss. If during the Lease Term, the Leased Portion of the Facility or any portion thereof is damaged, destroyed or rendered unfit for normal use by fire, theft, material defect not subject to a Warranty claim, damage, destruction, or other casualty (other than ordinary use and wear and tear) (an “Event of Loss”), Lessee shall promptly notify Lessor and take commercially reasonable, prompt and diligent action in an effort to prevent or mitigate, as much as practicable, further damage, injury, or loss to such Leased Portion of the Facility. Lessor shall have the right to all insurance proceeds related to any Event of Loss; provided however, Lessor shall have no right to insurance proceeds compensating Lessee for losses in connection with the Crops or Lessee’s personal property. Neither Lessor nor Lessee shall have any obligation to reconstruct all or any portion of the Facility following an Event of Loss.

8.             Permitted Assignments; Rights of Financing Parties.

(a)            Assignments. This Lease shall be binding upon each of the Parties hereto and each of their permitted successors and assigns, if any. Notwithstanding the foregoing, Lessee has no right to assign any or all of its rights or obligations under this Lease, in whole or in part, to any other Person without obtaining the written consent or approval of Lessor, as determined in Lessor’s sole and absolute discretion.

(b)           Rights of Financing Parties. Notwithstanding anything in this Lease to the contrary, upon Lessee having been given written notice of any party making a loan secured by all or any portion of the Leased Premises (a “Financing Party”), Lessee agrees that such Financing Party shall have the following rights:

(1)           Such Financing Party shall have right, but not the obligation, to make any payment or perform any act required to be made or performed by Lessor under this Lease, to prevent or cure a default by Lessor in accordance with this Lease (subject to any extensions of the cure periods therein agreed to by Lessee and such Financing Party) and such act performed by or payment made by such Financing Party shall be as effective to prevent or cure a default as if done by Lessor;

(2)            Within ten (10) days of the receipt of a written request from Lessor or such Financing Party, Lessee shall execute or arrange for the delivery of all documents reasonably requested by Lessor or such Financing Party in order to consummate any financing or refinancing and shall enter into reasonable agreements with such Financing Party that provide that Lessee recognizes the rights of such Financing Party upon foreclosure of such Financing Party’s security interest and such other provisions as may be requested by Lessor or such Financing Parties; and

(3)            Such Financing Party shall be a third-party beneficiary of the provisions of this Section 8(b).

9.              Covenants and Other Agreements of the Parties.

(a)            Covenants of Both Parties. Beginning on the Commencement Date and throughout the remainder of the Lease Term, each Party covenants and agrees:

(1)            No Setoff. Except as expressly provided in this Lease, Lessee’s obligation to pay Rent will not be subject to setoff or abatement as a consequence of any loss (including theft, disappearance, damage to or destruction, or any other Event of Loss) of the Facility or any part thereof from any cause whatsoever and notwithstanding the performance of the Facility.

(2)            Insurance. Maintain, or cause to be maintained, those Required Insurance Policies specified for such Party on Exhibit C, and subject to reimbursement by Lessee for premiums paid by Lessor and related to the Required Insurance Policies as described on Exhibit G. In no event, however, shall Lessee be responsible for any incremental increase in the insurance premium that may be charged by the insurer of any of the Required Insurance Policies to the extent such incremental increase is due solely to the insurer’s reasonable reclassification of the use of the Leased Premises (or Lessee’s use thereof) as Cannabis Use.

(3)            Preservation of Lessor and Lessee. Each of Lessor and Lessee will preserve, renew and keep in full force and effect its organizational existence and not liquidate, wind up or dissolve (or suffer any liquidation or dissolution).

(b)            Additional Covenants of Lessee. Beginning on the Commencement Date and throughout the remainder of the Lease Term, Lessee covenants and agrees:

(1)            Project Documents and Governmental Approvals.

a)             Lessee shall (1) perform and observe all of the covenants and obligations contained in each of the Project Documents to be performed and observed by it or Lessor; (2) maintain and comply in all respects with all Governmental Approvals as are or may be in the future necessary for the lease, use, operation, maintenance, and repair of the Leased Portion of the Facility under Applicable Law; (3) take all reasonable and necessary action to prevent the termination or cancellation of any Project Document or Governmental Approval (except for the expiration of any Project Document or Governmental Approval in accordance with its terms and not as a result of a breach or default thereunder); and (4) on behalf of itself and Lessor, prudently enforce against each counterparty to a Project Document each material covenant or obligation of such Project Document in accordance with its terms.

b)             Without the prior written consent of the Lessor, Lessee shall not and shall not permit its Affiliates to (1) cancel or terminate any Project Document or consent to the cancellation or termination of any Project Document; (2) surrender any Governmental Approval; (3) sell, assign, sublease, or otherwise transfer (by operation of law or otherwise) any part of its interests, rights, or obligations in, to, or under any Project Document or Governmental Approval (other than to Lessor at the expiry of the Lease Term or at such other time as mutually agreed to by the Parties); (4) waive any material default under, or material breach of, any Project Document or waive, fail to enforce, forgive, compromise, settle, adjust or release any material right, interest, entitlement, howsoever arising, under, or in respect of, any such Project Document; (5) amend, supplement, renew, or modify any Project Document or Governmental Approval; (6) enter into any Project Document or apply for any Governmental Approval; (7) declare a Force Majeure Event under a Project Document; or (8) resolve any material dispute relating to any Project Document or Governmental Approval.

c)            Notwithstanding the foregoing restrictions in Section 9(b)(1)b), Lessor hereby acknowledges and approves Lessee's sublease of the portion of the Leased Premises that contains the cooler, to [******] pursuant to that certain Sublease Agreement between Lessee and [******], and consents to the uses and activities set forth therein on the Leased Premises; provided, however, that such Sublease Agreement is subject to all of the terms and conditions of this Lease.

(2)            Warranties. Lessee shall use commercially reasonable efforts to enforce and pursue the full performance of any effective Warranties, to the extent requested by Lessor.

(3)            Litigation. Without the prior written consent of Lessor, Lessee will not commence or settle any litigation or proceeding (or any written threat or notice of the intention of any Person to file or commence any litigation or proceeding) including any litigation or proceeding under Environmental Laws, concerning Lessor, the Site, or the Facility.

(4)            Indebtedness. Lessee will not lend money or create, incur, assume, guarantee, contract for, issue evidence of, or suffer to exist any indebtedness other than in the ordinary course of Lessee’s business.

(5)            Operation and Maintenance. Lessee shall (i) operate and maintain the Leased Portion of the Facility in good repair, good operating condition, appearance and working order (ordinary wear and tear excepted) in material compliance with the Standards; and (ii) properly service, or cause to be serviced, all components of the Leased Portion of the Facility and make, or cause to be made, all repairs reasonably necessary to operate and maintain the Leased Portion of the Facility in such condition.

(6)            Inspection. After forty-eight (48) hours advance notice (except that no advance notice will be required if a Lessee Event of Default shall have occurred and is continuing), (i) Lessee shall provide Lessor or its Representatives with full and complete access, during normal business hours, to the Leased Premises in order for Lessor or its Representative to inspect the Leased Premises, the Lessee Provided Equipment, Supplies, and Personnel and (ii) Lessee shall permit Lessor or its Representatives, during normal business hours, to: (1) inspect and make copies of records relating to (x) the Leased Portion of the Facility including the operation and maintenance, and repair of the Leased Portion of the Facility, or (y) any Project Documents including payments and collections, and (2) discuss the Leased Premises with any Key Personnel and the managers, officers, representatives, or professional consultants of Lessee.

(7)            Crops. Without the prior written consent of Lessor which may be withheld in its sole and absolute discretion, Lessee shall not grow, cultivate or otherwise produce any crops other than the Crops at the Leased Premises.

(8)            No Liens. Lessee covenants that Lessee will not, through its own actions or inactions directly or indirectly, create, incur, assume or suffer to exist any Lien on or with respect to the Leased Premises, the Facility, the Site, the Governmental Approvals, or Lessee’s interest or rights in any of the foregoing. Lessee shall, within ten (10) calendar days of the notice of any such Lien, at its sole cost and expense, discharge or eliminate (or bond in a manner reasonably satisfactory to Lessee) any such Lien.

(9)            Notices. In addition to any other notice requirements herein, Lessee will furnish or cause to be furnished to Lessor, as soon as possible:

a)	copies of any termination notice, notice of an event of default, notice of breach under, or any other notice relating to a Project Document and any proposed or executed amendments or modifications of any Project Document;

b)	copies of any written notice of Force Majeure under any Project Document;

c)	notice that a Governmental Approval has been cancelled, suspended, terminated or materially impaired;

d)	notice of any cancellation or material change in the terms, coverage or amounts of any Required Insurance Policy;

e)	notice of the commencement of any litigation, action, proceeding, or investigation, or of the written threat of any litigation, action, proceeding, or investigation, against Lessee, the Leased Premises, the Facility or the Site by any Person (including any Governmental Authority);

f)	notice of any material noncompliance with or potential or actual violation of any Applicable Law, Environmental Law or Governmental Approval, any Release of Hazardous Substances on or from the Leased Premises or other real property subject to the Project Documents, or threatened or pending Environmental Claim applicable to the Leased Premises or Lessee’s operation or use of the Leased Premises;

g)	notice of the occurrence of any Event of Loss in respect of the Leased Premises and any insurance claim proceedings related to such Event of Loss;

h)	copies of any material, written communications with a Governmental Authority; and

i)	such other information or documents relating to the operation and maintenance of the Leased Portion of the Facility as Lessor may reasonably request.

(10)          Other Business Activities; No Subsidiaries. Lessee shall neither (i) engage in any business other than the (A) growing, harvest and selling of the Crops, and (B) the operation, maintenance, and repair of the Leased Portion of the Facility, nor (ii) organize, form or acquire any subsidiaries.

(11)          Cooperation with Development of the Leased Premises. Upon Lessor’s or its Affiliates reasonable request, and with reasonable notice of the same, Lessee shall, and shall cause its Affiliates and its and their personnel and subcontractors, to use good faith efforts to provide Lessor or its Affiliates with such cooperation and information reasonably necessary in connection with any of Lessor’s work to be performed to complete any Improvement or restoration of the Leased Premises or portion thereof following an Event of Loss.

(12)          Alterations. Lessee shall not, without the prior written consent of Lessor, which shall not be unreasonably withheld, conditioned or delayed, make any alteration, modification, addition or improvement to the Leased Portion of the Facility; provided, however, that Lessee shall not have any right to make any alterations, modifications, additions, or improvements to the Leased Portion of the Facility that (1) impact the structure or electrical, mechanical, or plumbing systems of any portion of the Facility, or (2) cost more than $100,000 in the aggregate.

(13)          Lessee Provided Equipment, Supplies and Personnel. Lessee shall procure and provide, at its sole cost and expense, all Lessee Provided Equipment, Supplies, and Personnel as necessary for performance and completion of its obligations under this Lease. All contracts relating to the ownership or right to use the Lessee Provided Equipment, Supplies, and Personnel shall be in the name of Lessee. Lessee shall ensure that all Persons who perform or will perform any portion of Lessee’s obligations hereunder are qualified to perform such services and have all business and professional license certifications, which may be required to comply with the Standards.

(14)          Actions of Other Persons. Lessee will not authorize any action by any Person to the extent Lessee would be prohibited from taking such action under this Lease.

(c)            Certain Tax Matters.

(1)            Tax Cooperation. Each Party shall (and shall cause its Affiliates to) promptly provide such information to the other Party and its Affiliates as is reasonably requested to assist in preparing any Tax Returns and claiming any tax benefits.

(2)            Tax Returns. The Parties intend and agree that this Lease shall be treated as a lease of the Leased Premises by Lessor (as owner of the Site) to Lessee for all U.S. federal and applicable state and local income Tax purposes. Each Party shall, and shall cause their respective Affiliates to, timely file all Tax Returns in a manner consistent with this intent, and none of the Parties shall, nor shall they permit any Affiliate to, take any position on any Tax Return or in any Tax proceeding inconsistent with this intent.

10.            Expiration of Term; Holding Over.

(a)            Upon the expiration of the Lease Term or exercise of the Termination Right:

(1)            Subject to a taking by a Governmental Authority, the leasehold interest of Lessee in the Leased Premises (or the Terminated Premises, as applicable) shall automatically revert to Lessor, Lessee shall promptly and peacefully quit and surrender the Leased Premises (or the Terminated Premises, as applicable) to Lessor, without cost to Lessor, and Lessor may, without demand and further notice, reenter and take possession of the Leased Premises (or the Terminated Premises, as applicable), or any part thereof, and repossess the same as Lessor’s former estate without being deemed guilty of any manner of trespass;

(2)            Lessee shall deliver the Leased Portion of the Facilities free and clear of all Liens and in the same repair, operating condition and working order as when it was received (ordinary wear and tear excepted);

(3)            On and effective as of the Expiry Date (or the Termination Date, as applicable), Lessee will, at Lessor’s request, assign all of its rights under the Project Documents, Governmental Approvals and all other associated rights to Lessor; provided, however, no such assignment and acceptance of the Governmental Approvals and Project Documents by Lessor shall relieve Lessee from its indemnification obligations hereunder for its actions or inactions on or prior to the Expiry Date (or the Termination Date, as applicable);

(4)            Lessee shall deliver to Lessor all material records in its possession relating to the Leased Premises, the Project Documents and the Governmental Approvals, including all payments and collections applicable to the Leased Premises or the Terminated Premises, as applicable;

(5)            No later than the Expiry Date or the Termination Date, as applicable, Lessee shall remove all Crops from the Leased Premises, or the Terminated Premises, as applicable;

(6)            Lessee agrees to take any other commercially reasonable actions that Lessor reasonably requests and deems necessary to effectively transfer title to the Leased Premises (or the Terminated Premises, as applicable), Project Documents, and Governmental Approvals to Lessor; and

(7)            The obligations of the Parties under this Lease which arose prior to termination shall survive such termination.

(b)            Removal of Lessee Provided Equipment, Supplies, and Personnel. On or prior to the last day of the Lease Term (or the Termination Date, as applicable), Lessee must remove from the Leased Premises (or the Terminated Premises, as applicable) any and all of Lessee’s personal property constituting the Lessee Provided Equipment, Supplies and Personnel, except to the extent that Lessee has agreed to transfer ownership of such Lessee Provided Equipment, Supplies and Personnel to Lessor. Lessee shall promptly repair any damage caused by such removal. If Lessee fails to remove any of its Lessee Provided Equipment, Supplies and Personnel upon expiration of the Lease Term (or the Termination Date, as applicable), Lessor shall have the right to remove and dispose of all such Lessee Provided Equipment, Supplies and Personnel and recover from Lessee any and all costs of such removal and disposal. Alternatively, Lessor may elect, in its sole discretion, to assume ownership of such Lessee Provided Equipment, Supplies, and Personnel, no later than 60 days prior to the expiration of the Lease or any portion thereof.

(c)            Holding Over. If Lessee remains in possession of all or any portion of the Leased Premises after the Lease Term, or remains in possession of all or any portion of the Terminated Premises following the Termination Date, as applicable, Lessee, at Lessor’s sole discretion, may be deemed a Lessee of the Leased Premises (or the Terminated Premises, as appliable) on a month to month basis and shall continue to pay Rent and all other amounts required under this Lease, except that the Base Rent shall automatically be increased to one hundred fifty percent (150%) of the Base Rent payable immediately prior to the early termination or expiration of this Lease or the Termination Date, as applicable, and the Base Rent Abatement shall not apply. During such period of month-to-month tenancy, Lessee shall be obligated to perform and observe all of the terms, covenants, and conditions of this Lease, but shall have no rights hereunder other than the right, to the extent given by Applicable Law to month-to-month tenancies, to continue its occupancy and use of the Leased Premises. Nothing herein nor the acceptance of Rent by Lessor shall be deemed a consent to such holding over. Lessee shall, to the fullest extent permitted under Applicable Law, defend, indemnify, protect and hold the Lessor Indemnitees harmless from and against any and all Losses resulting from Lessee’s failure to surrender possession upon the early termination or expiration of the Lease Term or on the Termination Date, as appliable, including any claims made by any succeeding tenant or purchaser.

11.           Co-generation of Energy and Allocation Agreements. Lessor and Lessee shall engage in good faith negotiations to reach an agreement, within thirty (30) days after the date of this Lease, related to (a) the allocation of costs and benefits in connection with the co-generation of energy on the Site, and (b) the allocation of labor and personnel costs for such labor and personnel that perform services for, or in connection with, both (y) the production of Crops on the Leased Premises, and (z) the cannabis venture on the remainder of the Site.

12.           Estoppel Certificates. Without charge, at any time and from time to time hereafter, within ten (10) Business Days after receipt of written request by either Party, the other Party shall certify, by written and duly executed instrument, to any other entity specified in such request: (a) as to whether this Lease has been supplemented or amended, and, if so, the substance and manner of such supplement or amendment; (b) as to the validity, force and effect of this Lease, to the certifying Party’s best knowledge; (c) as to the existence of any default hereunder, to the certifying Party’s best knowledge; (d) as to the existence of any offsets, counterclaims, or defenses hereto on the part of such other Party, to the certifying Party’s best knowledge; (e) as to the commencement and expiration dates of the Lease Term; (f) whether Lessor has exercised any Termination Right and a description of the Remaining Premises, as applicable, and (g) as to any other matters which may reasonably be so requested.

13.           Quiet Enjoyment. Lessor covenants and warrants that Lessee shall peaceably and quietly have, hold, occupy, use and enjoy and shall have use and enjoyment of, the Leased Premises subject to and in accordance with the provisions of this Lease and all covenants, restrictions, conditions and encumbrances of record, and except for (i) the restrictions on Lessee’s use of the Leased Premises; (ii) Lessor’s and its Representatives’ right to inspect the Leased Premises in accordance with this Lease; and (iii) Lessor’s rights otherwise set forth in this Lease, including, without limitation, Lessor’s rights with regard to the Improvements, and any required cooperation by Lessee.

14.           Lessor Termination Rights. Lessor has the right to terminate this Lease with respect to all or any portion of the Leased Premises but subject to coordination in good faith with Lessee so that any such termination will coincide with the conversion plan agreed upon by Lessor and Lessee and subject to the termination of Lessee's applicable contract cycles affecting the Crops in the part of the Facility in question and Lessee's operation on the portion of the Facility to be terminated (the “Termination Right”). Notwithstanding the foregoing, the Termination Right shall not include the portion of the Leased Portion of the Facility that includes the cooler and shipping operations as shown on Exhibit H unless the Termination Right being exercised terminates the balance of this entire Lease. After considering the applicable contract cycles affecting the Crops, Lessor shall deliver advance written notice to Lessee (a “Termination Notice”). Any Termination Notice shall list (1) the portion of the Leased Premises and the Facility that is the subject of the Termination Notice (the “Terminated Premises”), (2) the size of the Terminated Premises, in square meters, and the size of the remaining portion of the Leased Premises leased to Lessee under this Lease, in square meters (the “Remaining Premises”), (3) the effective date of such termination (the “Termination Date”), and (4) the new, adjusted Base Rent based on the Remaining Premises. Lessor shall also provide Lessee with updated or adjusted determinations of Lessee’s share of (a) Impositions in accordance with Exhibit F, and (b) insurance costs in accordance with Exhibit G, pursuant to the terms of the applicable exhibit. Lessee shall vacate the Terminated Premises on or before the Termination Date in accordance with Section 10, and Lessor shall have no liability to Lessee for any costs or expenses incurred by Lessee as a result of such early termination, including, without limitation, the value of any Crops which Lessee is required to remove based on such termination. Notwithstanding the foregoing, in the event that at any time that the Leased Portion of the Facility constitutes less one full greenhouse (as shown on Exhibit H), or in the event Lessee no longer has the use of or access to the cooler, Lessee shall have the option, in its sole discretion, to terminate this Lease upon 30 days advance written notice to Lessor.

15.           Disputes.

(a)           The Parties shall attempt in good faith to resolve promptly any dispute arising out of or relating to this Lease. Any Party may give the other Party a written notice of any dispute not so resolved in the normal course of business. The Parties shall, for not less than a ten (10) Business Day period after one Party delivers notice of a dispute to the other Party, use good faith efforts to attempt to resolve the dispute among themselves in a commercially reasonable manner. If after such ten (10) Business Day period, the Parties are unable to resolve the dispute, then the Parties agree that the determination of dispute shall be resolved by binding arbitration, and any resolution reached by arbitration pursuant to this Section 15 shall be binding on the Parties.

(b)           The arbitration proceeding shall take place in Ventura County, California (or such other location as may be agreed upon by the Parties), in accordance with the following:

(1)	The Party initiating arbitration shall give a written notice (the “Arbitration Notice”) to the other Party of its intention to commence arbitration under this Section 15. The Arbitration Notice shall include the designation of an arbitrator chosen by the initiating Party, which arbitrator must satisfy the following qualifications: (i) the arbitrator must be a retired judge or a professional mediator or arbitrator who is then active (and has at least ten years’ experience) with disputes relating to large-scale commercial and/or agricultural properties; (ii) the arbitrator must have substantial expertise in the arbitration of disputes relating to real estate and/or cannabis operations; and (iii) neither the arbitrator nor any firm or entity with whom such arbitrator is then-affiliated with (including as an employee or independent contractor) shall be in the employ of any Party, its constituent members, owners or affiliates, nor shall any arbitrator have accepted compensation from any such persons or entities, for a five (5) year period prior to the institution of such arbitration proceeding (collectively, the “Required Qualifications”);

(2)	Within ten (10) Business Days after delivery of the Arbitration Notice, the other Party shall designate an arbitrator of its choosing who possesses the Required Qualifications and shall so notify the initiating Party;

(3)	Within ten (10) Business Days after the second arbitrator has been so designated, the two arbitrators shall select a third arbitrator who possesses the Required Qualifications and the arbitration shall be conducted and decided by the third arbitrator (such third arbitrator is referred to as the “Deciding Arbitrator”). If the two arbitrators are unable to choose a Deciding Arbitrator within such ten (10) Business day period, either Party may seek such designation from the then General Manager of JAMS for its Ventura, California office. If, after a Party delivers an Arbitration Notice, the other Party fails to timely designate an arbitrator pursuant to Section 15(b)(2), then the arbitrator designated in the Arbitration Notice shall be deemed to be the Deciding Arbitrator;

(4)	The Parties and the Deciding Arbitrator shall use their mutual diligent efforts to cause the arbitration to be conducted and a decision rendered within thirty (30) days after the selection or deemed designation of the Deciding Arbitrator. The Deciding Arbitrator shall conduct the arbitration generally in accordance with the JAMS Streamlined Arbitration Rules and Procedures then in effect, with such modifications thereof as he or she may deem appropriate. Without limiting the generality of the foregoing, the Deciding Arbitrator may afford the Parties the opportunity to conduct discovery in accordance with such rules and limitations as the Deciding Arbitrator may prescribe;

(5)	Each Party shall be responsible for the payment of fifty percent (50%) of all reasonable fees, costs and expenses arising from, or incurred in connection with, the process provided for in this Section 15, subject to Section 22(g) of this Agreement; and

(6)	The award and all other decisions of the Deciding Arbitrator shall be final and binding upon the Parties.

(c)           The Parties reserve their right to a trial by a court of law or equity of any claim for legal or equitable relief as a consequence of any matter under this Lease, including, without limitation, any claims for eviction or unlawful detainer or any interlocutory appeals, although in any such trial the decision of the Deciding Arbitrator shall be binding with respect to the issues determined by him or her.

(d)           The provisions of this Section 15 shall survive the expiration or early termination of this Lease.

16.           Subordination. This Lease is expressly and automatically made subject and subordinate to any mortgage, deed of trust, or other security instrument affecting any part of the Leased Premises which is now existing or hereafter executed or recorded, provided that Lessee’s rights hereunder shall not be disturbed by any such subordination. Lessee agrees to sign and deliver, within fifteen (15) days after request by Lessor, any reasonable subordination, non-disturbance and attornment agreement any such holder of a mortgage, deed of trust, or other security instrument requests, provided that such agreement shall expressly provide that the holder shall not disturb Lessee’s right to occupy the Leased Premises pursuant this Lease so long as Lessee is not in default under any of the terms of this Lease. Further, if requested in writing by Lessor, Lessee shall give the holder of the mortgage, deed of trust, or other security instrument, duplicate copies of all notices to Lessor and all documents and suits delivered to or served upon Lessor, and no notice intended for Lessor shall be deemed properly given, and no default of Lessor hereunder shall be deemed to have occurred unless Lessee shall have given such holder a copy of its notices to Lessor relating to such default. Further, no default of Lessor shall be deemed to have occurred by reason of the expiration of Lessor’s cure period (or period for permitted commencement of cure) as provided in this Lease unless, following the expiration of such period, (i) an additional ten (10) Business Days shall have expired following delivery to such holder at the last address provided of written notice from Lessee specifying the nature of the potential default, and (ii) that the applicable period for Lessors cure or commencement of cure has expired without cure or commencement of cure by Lessor. Lessee shall accept performance by the holder of such fee mortgage, deed of trust or other security instrument as if the same had been made by Lessor. If the holder of such fee mortgage, deed of trust or other security instrument shall succeed to the rights of Lessor under this Lease, then at such holder’s request, Lessee shall attorn and recognize such holder as Lessee’s landlord under this Lease and shall promptly execute and deliver any instrument reasonably necessary to evidence such attornment. Upon such attornment this Lease shall continue in full force and effect as, or as if it were, a direct lease between such successor landlord and Lessee.

17.           Indemnification and Liability.

(a)            Indemnification of Lessee Indemnitees.

(1)           Subject to Section 17(b), Lessor assumes liability for and shall, to the fullest extent permitted under Applicable Law, indemnify, defend and hold harmless Lessee, its members, its Affiliates and each of their directors, officers, employees, agents, successors and assigns (each, a “Lessee Indemnitee”), from and against any and all Losses asserted against or suffered by any Lessee Indemnitee in any way relating to, resulting from, arising out of or in connection with any Claim against a Lessee Indemnitee to the extent relating to, resulting from, arising out of or in connection Lessor’s gross negligence or willful misconduct.

(2)            Notwithstanding the foregoing, Lessor has no obligation to indemnify a Lessee Indemnitee for such portion of Loss arising out of the negligence, fraud or willful misconduct of any Lessee Indemnitee or the breach by Lessee its and their covenants and warranties under this Lease or under any Applicable Law.

(3)            The provisions of Section 16(c) shall apply to the indemnity in this Section 17(a).

(b)            Indemnification of Lessor Indemnitees.

(1)            Lessee agrees to use and occupy the Leased Premises at its own risk and hereby releases Lessor and the other Lessor Indemnitees from all Losses relating to the Leased Premises and the use, operation, maintenance and repair of the Leased Portion of the Facility, except to the extent Lessor has an obligation to indemnify Lessee or the Lessee Indemnitees for such Losses pursuant to Section 17(a) and subject to Section 17(b)(2). Without limiting the generality of the foregoing, Lessee assumes liability for and will, to the fullest extent permitted under Applicable Law, indemnify, defend and hold harmless Lessor, its members, directors, officers, employees, agents, Affiliates and successors and assigns (each, a “Lessor Indemnitee”), from and against any and all Losses asserted against or suffered by any Lessor Indemnitee in any way relating to, resulting from, arising out of or in connection with any Claim against a Lessor Indemnitee to the extent relating to, resulting from, arising out of or in connection with all of the following without duplication:

a)             Any claims for bodily injury, death or damage to property to the extent caused by any negligent act or omission (including strict liability) or willful misconduct by Lessee or its Affiliates or its and their employees, contractors, subcontractors and other personnel relating to or arising out of the performance of Lessee’s obligations under this Lease;

b)             Any claims by any Governmental Authority for Taxes incurred on or after the Commencement Date other than any Lessor’s Taxes;

c)             Any Losses incurred or claims associated with fines, penalties, and any other related costs and expenses attributable to any failure of Lessee or its Affiliates or its and their employees, contractors, subcontractors and other personnel to comply with Applicable Laws (including those related to food safety) and the Governmental Approvals;

d)            (1) Any Release of Hazardous Substances at or from the Leased Premises to the extent caused by or attributable to Lessee, its Affiliates or its or their personnel or subcontractors, including to the extent any such party negligently causes or contributes to a Release of any Hazardous Substance existing at the Leased Premises as of the Effective Date, and (2) any other actual or alleged pollution or contamination and any Environmental Claims, to the extent related in any way to or caused by Lessee, its Affiliates or its or their personnel and subcontractors;

e)             Any Lien on the Facility, the Leased Premises, the Governmental Approvals, or any fixtures incorporated in the Facility (whether or not any such Lien is valid or enforceable) to the extent created by, through or under, or as a result of any act or omission (or alleged act or omission) of, Lessee or its Affiliates or any of its and their employees, contractors, subcontractors and other personnel;

f)              Any cancellation or invalidation of any Required Insurance Policy or part thereof as a result of Lessee’s failure to comply with any of the requirements set forth in such policy to the extent Lessor has received a copy of such Required Insurance Policy;

g)             Any claims with respect to employer’s liability or worker’s compensation filed by any worker, whether classified as an employee or contractor of Lessee or its Affiliates or any of its and their subcontractors or other personnel, except to the extent caused by the negligent acts or omissions of Lessor;

h)             Any claims made or Losses incurred with respect to Lessee’s production, storing, handling, or management of produce, crops or other items from another agricultural facility at the Leased Portion of the Facility or on the Leased Premises (unless otherwise permitted or requested by Lessor in writing);

i)              Any claims or drawings on the Guaranty; or

j)              Lessee’s negligence, fraud or willful misconduct with respect to any other matter not described in clauses (a) through (j) of this subsection.

(2)           Notwithstanding the foregoing, Lessee has no obligation to indemnify a Lessor Indemnitee for any Loss arising out of the gross negligence, fraud or willful misconduct of any Lessor Indemnitee or the breach by Lessor of its and their covenants and warranties under this Lease or any Applicable Law; provided, however, that the term “willful misconduct” as used in this Section 17 shall not include negligence imputed as a matter of law to Lessor or the Lessor Indemnitees solely by reason of Lessor’s interest in the Leased Premises or the Facility or Lessor’s failure to act in respect of matters which are or were the obligation of Lessee or its Affiliates under this Lease.

(3)            The provisions of Section 17(b) shall apply to the indemnity in this Section 17(b).

(c)            Procedures for Indemnification.

(1)            A Lessor Indemnitee or Lessee Indemnitee, as the case may be (for purposes of this Section 17(c), an “Indemnified Party”), shall give the indemnifying party under Section 17(a) and Section 17(b), as applicable (for purposes of this Section 17(c), an “Indemnifying Party”), prompt written notice (a “Claim Notice”) of any matter which it has determined has given or could give rise to a right of indemnification under this Lease (a “Claim”) stating the amount of the Loss, if known, and method of computation thereof, containing a reference to the provisions of this Lease in respect of which such right of indemnification is claimed or arises; provided, that the failure to provide such notice shall not release the Indemnifying Party from its obligations under this Section 17 except to the extent, and only to the extent, the Indemnifying Party is prejudiced by such failure or to the extent the survival period, if applicable, expires prior to the giving of such notice. The Indemnifying Party shall have fifteen (15) Business Days after its receipt of a Claim Notice to give notice to the Indemnified Party, in writing, either denying its obligations to, or agreeing to fully, indemnify and defend the Claim.

(2)            If the Indemnifying Party notifies the Indemnified Party that it agrees to fully indemnify and defend the Indemnified Party against the Claim in accordance with Section 17(c)(1), then the Indemnifying Party will have the right to assume and thereafter conduct (at its sole expense) the defense of the Claim with counsel of its choice reasonably satisfactory to the Indemnified Party; provided, that the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, delayed or conditioned) unless the judgment or proposed settlement involves only the payment of money damages and (i) does not impose an injunction or other equitable relief upon the Indemnified Party and (ii) includes as an unconditional term thereof giving of a release from all liability with respect to such Claim by each claimant or plaintiff to each Indemnified Party that is the subject of such Claim.

(3)            If (a) the Indemnifying Party fails to assume the defense of a Claim in accordance with Section 17(c)(1), (b) an Indemnified Party determines in good faith that an adverse determination with respect to the proceeding giving rise to such Claim for indemnification would be materially detrimental to or injure the Indemnified Party’s reputation or future business prospects, (c) the Claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (d) the Claim seeks an injunction or equitable relief against the Indemnified Party, (e) under applicable standards of professional conduct, a conflict of interest on any significant issue related to such proceeding exists between the Indemnifying Party, on the one hand, and an Indemnified Party, on the other hand, or (f) the Indemnifying Party is failing to diligently prosecute or defend such Claim, then, in each case, upon notice to the Indemnifying Party, the Indemnified Party may, in its sole discretion, retain counsel satisfactory to it to assume such defense on behalf of the Indemnifying Party, and in the case of clauses (a) through (f) the Indemnifying Party shall pay all reasonable fees and expenses of such counsel for the Indemnified Party, and the Indemnifying Party shall cooperate in the defense of any such matter. In the event that the Indemnified Party assumes the conduct and control of the defense of a Claim, then the Indemnifying Party shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(4)            If the Indemnifying Party notifies the Indemnified Party that it acknowledges its obligation to indemnify and defend the Indemnified Party with respect to a Claim, the Losses of the Indemnified Party incurred or accrued and paid and resulting from or arising out of such Claim in the amount finally determined will be conclusively deemed a Loss of the Indemnifying Party under this Section 17, and the Indemnifying Party shall pay the full amount of such Losses to the Indemnified Party on demand.

(d)           No Consequential Damages, Etc. Damages hereunder are limited to direct damages, and in no event will a Party be liable to the other Party, and the Parties hereby waive claims, for indirect, punitive, exemplary, special or consequential damages or loss of earnings or profits; provided, however, that the following damages shall not be considered indirect, punitive, exemplary, special or consequential damages for purposes of this Lease, (i) damages arising from the fraud, gross negligence or willful misconduct of Lessee or its Affiliates; (ii) damages for third-party claims for which a Party has an indemnification obligation hereunder; (iii) any damages covered by the Required Insurance Policies; (iv) any damages related to Lessee’s failure to surrender the Leased Premises as required by and in accordance with this Lease, and (v) any liquidated damages provisions or other damages specifically provided under this Lease.

(e)            Mitigation. The Parties shall use commercially reasonable endeavors to mitigate any Loss sustained or incurred by it as a result of a Claim or Lessee Event of Default or Lessor Event of Default, as applicable.

(f)             Survival. The provisions of this Section 17 shall survive expiration or earlier termination of this Lease.

18.           Waiver. If either Party fails to insist on the strict observance by the other of any provisions of this Lease, neither shall thereby be precluded from enforcing nor be held to have waived any of the obligations, past, present or future, of this Lease. Either Party may accept late payment or performance by the other without waiving any Event of Default which may then have accrued.

19.           Notices. Any communications between the Parties hereto or regular notices provided herein to be given shall be given to the following addresses:

If to Lessor:	GH Camarillo LLC Attn: Kyle D. Kazan 3645 Long Beach Boulevard Long Beach, California 90807 Email: kyle@glasshousegroup.com

With a copy to:	Venable LLP Attn: Matthew A. Portnoff, Esq. 2049 Century Park East, Suite 2300 Los Angeles, California 90064 Email: mportnoff@venable.com

If to Lessee:	Houweling Camarillo Inc. Attn: [******] 11344 Pacific Coast Highway Malibu, California 90265 Email: [******]

With a copy to:	Nevers, Palazzo, Packard, Wildermuth & Wynner, PC Attn: Kevin A. Shaw, Esq. 31248 Oak Crest Drive, Suite 200 Westlake Village, California 91361 Email: kshaw@npwlaw.com

Any notice that is personally served shall be effective upon the date of service; any notice given by U.S. Mail shall be deemed effectively given, if deposited in the U.S. Mail, registered or certified with return receipt requested, postage prepaid and addressed as provided above, on the date of receipt, refusal or non-delivery indicated on the return receipt. In addition, either Party may send notices by electronic mail, or by a nationally recognized overnight courier service which provides written proof of delivery (such as U.P.S. or Federal Express). Any notice sent by electronic mail shall be effective upon confirmation of receipt in legible form, and any notice sent by a nationally recognized overnight courier shall be effective on the date of delivery to the Party at its address specified above as set forth in the courier’s delivery receipt. Either Party may, by notice to the other from time to time in the manner herein provided, specify a different address for notice purposes.

20.           Brokers. Each Party hereto represents and warrants to the other that it has not dealt with any real estate broker or agent in connection with this Lease. Each Party shall indemnify and hold the other Party harmless from all damages, claims, liabilities or expenses, including reasonable and actual attorneys’ fees (through all levels of proceedings), resulting from any claims that may be asserted against the other Party by any real estate broker or finder with whom the indemnifying Party either has or is purported to have dealt. The provisions of this Section shall survive the expiration or earlier termination of this Lease.

21.           Guaranty. Simultaneously with the execution and delivery of this Lease by Lessee, Lessee shall cause Glass Investments Projects, Inc., a Delaware corporation, (“Guarantor”) to execute and deliver to Lessor a guaranty in the form attached hereto as Exhibit D (the “Guaranty”). Lessee acknowledges that Guarantor’s execution and delivery of the Guaranty to Lessor is a condition of Lessor’s execution of this Lease and that Lessor would not execute this Lease if Lessor did not receive the executed Guaranty.

22.           General Provisions.

(a)            Definitions; Conflict. Except as otherwise expressly provided herein, capitalized terms used in this Lease and the Exhibits attached hereto shall have the meanings given to them in Exhibit B.

(b)           Headings and Gender. All section headings, titles or captions contained in this Lease are for convenience only and shall not be deemed a part of this Lease and shall not in any way limit or amplify the terms and provisions of this Lease. The masculine, feminine or neuter gender and the singular or plural number shall be deemed to include the others whenever the context so requires or indicates.

(c)            No Third-Party Beneficiaries. This Lease is not intended to be a third party beneficiary contract for the benefit of any third parties, and shall not be deemed to confer any rights upon any person or entity other than the parties to this Lease, nor obligate the parties to this Lease to any person or entity other than the parties to this Lease.

(d)            Construction. The Parties hereto agree that all the provisions hereof are to be construed as covenants and agreements as though the words importing such covenants and agreements were used in each separate Section hereof.

(e)            Relationship of Lessor and Lessee. Nothing contained in this Lease shall be deemed or construed by the Parties hereto or by any third person to create the relationship of principal and agent, partnership, joint venture, or any other association between Lessor and Lessee other than the landlord-tenant relationship described herein.

(f)             Entire Agreement. This Lease, including all exhibits hereto (which are hereby incorporated herein by reference for all purposes), contains the full and final agreement of every kind and nature whatsoever between the Parties hereto concerning the subject matter of this Lease, and all preliminary negotiations and agreements of whatsoever kind or nature between Lessor and Lessee are merged herein. This Lease cannot be changed or modified in any manner other than by a written amendment or modification executed by Lessor and Lessee.

(g)            Attorneys’ Fees. In the event either Party shall be required to commence or defend any action or proceeding against any other Party by reason of any breach or claimed breach of any provision of this Lease, to commence or defend any action or proceeding in any way connected with this Lease or to seek a judicial declaration of rights under this Lease, the Party prevailing in such action or proceeding shall be entitled to recover from or to be reimbursed by the other Party for the prevailing Party’s reasonable and actual attorneys’ fees and costs through all levels of proceedings. The provisions of this Section 22(g) shall survive any expiration or termination of this Lease.

(h)            Partial Invalidity. If any provision of this Lease or the application thereof to any person or circumstance shall be deemed invalid or unenforceable, the remainder of this Lease and its application to other persons or circumstances shall not be affected by such partial invalidity but shall be enforced to the fullest extent permitted by law as though such invalid or unenforceable provision was never a part hereof.

(i)             Consents. Whenever in this Lease Lessor or Lessee is required to give consent or approval to any action on the part of the other, such consent or approval shall not be unreasonably withheld, conditioned or delayed. In the event of failure to give reasonable consent, the other Party shall be entitled to specific performance and shall have such other remedies as are reserved to such Party under this Lease. Any consent or approval granted by either Party hereunder shall be deemed consent only as to the matter on which such consent was requested and shall not waive the consenting Party’s right to give or withhold consent to any subsequent matter.

(j)             Time of Essence. Time is of the essence with respect the provisions of this Lease.

(k)            Execution of Documents. Lessor and Lessee shall each cooperate with the other and execute such documents as the other Party may reasonably require or request so as to enable it to conduct its operations, so long as the requested conduct or execution of documents does not derogate from or alter the powers, rights, duties and responsibilities of the respective Parties.

(l)             Applicable Law. This Lease shall be governed by and construed in accordance with the laws of the State of California and Ventura County shall be the proper forum or jurisdiction for any disputes arising in connection with this Lease. Subject to Section 15, the Parties agree that the state or federal courts in the State of California shall have jurisdiction over any dispute arising out of this Lease.

(m)           Successors and Assigns. All rights, obligations and liabilities herein given to or imposed upon any Party hereto shall extend to the permitted successors and assigns of such Party.

(n)           Counterparts. This Lease may be executed in one or more identical counterparts, and as so executed by all parties hereto shall constitute a single instrument for purposes of the effectiveness of this Lease.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, this Lease has been executed as of the dates below written to be effective as of the Effective Date.

LESSOR:

GH CAMARILLO LLC,
a Delaware limited liability company

Date: 9/14/2021	By:	/s/ Kyle Kazan
	Name:	Kyle Kazan
	Title:	Authorized Signatory

GIPI is executing this Lease for the limited purpose of confirming the terms of Section 6(b)(1)(e) of the Lease:

GLASS INVESTMENT PROJECTS, INC.,
a Delaware corporation

Date: 9/14/2021	By:	/s/ Casey Houweling
	Name:	Casey Houweling
	Title:	Authorized Signatory

LESSEE:

HOUWELING’S CAMARILLO, INC.,
a Delaware corporation

Date: 9/14/2021	By:	/s/ Casey Houweling
	Name:	Casey Houweling
	Title:	Authorized Signatory

EXHIBIT A

TO

AGRICULTURAL LEASE AGREEMENT

Legal Description

The real property referenced in the foregoing instrument is located in Ventura County, California, and is more particularly described as:

Parcel A:

The East 160 acres of Parcel C, Subdivision 68, Rancho El Rio De Santa Clara O’ La Colonia, in the County of Ventura, State of California, as per map recorded in Book 3 Page 12 of Maps, in the office of the County Recorder of said County.

Except from the East 160 acres, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface, as reserved in deed from John A. Maring, et al., recorded June 16, 1964, Book 2561, Page 49 l of Official Records.

Also except the interest in a portion said land excepted in the deed from John A. Maring and wife, recorded May 31, 1967, Book 3149, Page 109 of Official Records, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

Also except all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 500 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 500 feet below the surface, as reserved by Coast Farms, Inc., a California Corporation, recorded November 30, l 995, as Document No. 95-148132 of Official Records.

Parcel B:

A non-exclusive easement for irrigation water pipeline for use, repair, or replacement of the existing water line as granted by Coast Farms, Inc., a California Corporation by deed recorded January 10, 1996 as Instrument No. 1996-2931, of Official Records, over the Northerly 25 feet of the following described property:

Parcel 1:

The Northerly 1489.29 feet of the Westerly 1169.95 feet of Parcel B, Subdivision 68 of the Rancho El Rio de Santa Clara O’ La Colonia, in the County of Ventura, State of California, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County.

Except the Easterly 16.4459 acres thereof.

Also except any portion lying within Parcel 6 herein.

Parcel 2:

That portion of Parcel B, Subdivision 68 of the Rancho El Rio de Santa Clara O’ La Colonia, in the County of Ventura, State of California, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County, described as follows:

Beginning at the intersection of the Northerly line of said Parcel B with the Westerly line of the Easterly 200 acres of Parcels B and C of said Subdivision 68; thence along said Westerly line,

1st: South 2655.84 feet to the Southerly line of said Parcel B; thence along said Southerly line,

2nd: West 343.21 feet, more or less, to the Southeasterly corner of the South 925 feet of the West 1656 feet of said Parcel B; thence along the East line of said land,

3rd: North 925 feet on the Northeast corner of said land; thence along the North line of said land,

4th: West 480.95 feet more or less, to the intersection with a line parallel with said Westerly line of the Easterly 200 acres, distant Westerly 823.26 feet measured at right angles from said Westerly line of the Easterly 200 acres: thence along said parallel line,

5th: North 1730.84 feet to said Northerly line of Parcel B; thence along said Northerly line,

6th: East 823.26 feet to the point of beginning.

Except the interest in said land excepted in the deed from American Crystal Sugar Company, a Corporation, recorded January 29, 1951 in Book 977, Page 58, Official Records, as follows:

Also except the interest in said land excepted in the deed from John A. Maring and wife, recorded May 31, 1967 in Book 3149, Page 109 of Official Records, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas end other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said lend or the subsurface thereof to a depth of 550 feet below the surface.”

Parcel 3:

The East 16.4556 acres of the following described property, the West line thereof to be parallel with the East line thereof; that portion of Parcel B, Subdivision 68 of the Rancho El Rio De Santa Clara O’ La Colonia, in the County of Ventura. State of California, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County, described as follows:

Beginning at the intersection of a line parallel with and distant Westerly 823.26 feet measured at right angles from the Westerly line of the Easterly 200 acres of Parcels B and C of said Subdivision 68, with the Northerly line of said Parcel B;

thence along said parallel line,

1st: South 1489.20 feet; thence parallel with said Northerly line of Parcel B,

2nd: West 1169.95 feet to the Westerly line of said Parcel B; thence along said Westerly line,

3rd: North 1489.29 feet to the Northwesterly corner of said Parcel B; thence along the Northerly line thereof,

4th: East 1169.95 feet to the point of beginning.

Also except the interest in said land excepted in the deed from John A. Maring and wife, recorded May 31, 1967 in Book 3149, Page 109 of Official Records, as follows:

Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind end nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.

Parcel 4:

The Westerly 40 acres of the Easterly 200 acres of Parcels B and C of Subdivision 68 of Rancho El Rio de Santa Clara O’La Colonia, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County.

Also except the interest in said land excepted in the deed from John A. Maring and wife, recorded May 31, 1967 in Book 3149, Page 109 of Official Records, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.

Parcel 5:

That portion of Parcel B of Subdivision 68, of the Rancho El Rio de Santa Clara O’ La Colonia, in the County of Ventura, State of California, as per Map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County, described as follows:

Beginning at a point in the North line of said Parcel B, distant Easterly 334 feet from the East line of Wood Road; thence from said point of beginning,

1st: Easterly 170 feet along the North line of said Parcel B; thence,

2nd: South 185 feet; thence,

3rd: West 170 feet; thence,

4th: North 185 feet to the point of beginning.

Also except the interest in said land excepted in the deed from John A. Maring and wife, recorded May 31, 1967, in Book 3149 Page 109, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all, other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

Assessor’s Parcel Number(s):

1: 230-0-071-345

2: 903-0-410-015

********

EXHIBIT B

TO

AGRICULTURAL LEASE AGREEMENT

Definitions

“Additional Rent” has the meaning given to it in Section 3(b).

“Affiliate” of a specified Person means any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified. For purposes of the immediately preceding sentence, “control” shall mean the ability to control or effect the day-to-day management and control of the Person or a fifty percent (50%) or greater beneficial ownership interest in the partnership interests, member interests or voting stock of the Person.

“Agreement to Assign” means that certain Agreement to Assign an Option to Acquire Real Estate by and between GIPI, as seller, Lessor, as purchaser, and where specifically applicable as set forth in such agreement, GH Group, Inc., a Delaware corporation, Mercer Park Brand Acquisition Corp, a British Columbia corporation, and Lessee, effective as of June 6, 2021.

“Applicable Law” means all national, state, provincial, local or municipal laws, statutes, codes, acts, treaties, ordinances, common laws, orders, judgments, writs, decrees, injunctions, rules, regulations, governmental approvals, licenses, Governmental Approvals, directives, and requirements (including all Environmental Laws and food, health, and safety laws and regulations) of all regulatory and other Governmental Authorities having jurisdiction over, as applicable, the Site, the Facility, the Leased Premises, Lessor, Lessee, or the Lessee Provided Equipment, Supplies, and Personnel but solely as such relate to Lessee’s use of the Leased Premises. Applicable law shall expressly exclude the Controlled Substances Act of 1970 (21 U.S.C. § 801 et seq.).

“Base Rent” means an amount equal to the product of (1) One Dollar ($1.00), and (2) the number of square meters of that portion of the Leased Portion of the Facility leased by Lessor to Lessee at such time, which initially is approximately 499,953 square meters. For the avoidance of doubt, the Base Rent will be reduced pro rata to account for any Terminated Premises and will be calculated based on the square meters of any Remaining Premises.

“Base Rent Commencement Date” means the Commencement Date.

“Base Rent Payment Date” means the Base Rent Commencement Date and the first (1st) Business Day of each calendar month occurring after the calendar month in which the Base Rent Commencement Date occurs.

“Business Day” means any day other than a Saturday and Sunday on which national banks are not required or authorized by law or executive order to close in the state of California.

“Cannabis Use” means the cultivation, on-site testing, processing, packaging, storage, and distribution of cannabis.

“Change in Law” means (i) a change to any existing Applicable Law or (ii) the adoption by any Governmental Authority of any new Applicable Law; provided, that, the foregoing is binding on the Lessee, the Leased Portion of the Facility or the operation, maintenance, and repair of the Leased Portion of the Facility and occurs after the Effective Date.

“Change of Control” means any circumstances in which (i) any Person acquires, directly or indirectly through one or more intermediate entities, more than fifty (50%) of the outstanding equity interests in Lessee or (ii) the Person who has the ability to direct or cause the direction of the management and policies of Lessee changes.

“Claim” has the meaning given to it in Section 17(c).

“Claim Notice” has the meaning given to it in Section 17(c).

“Closing Shares” has the meaning ascribed thereto in the Agreement to Assign.

“Crop Event” means any period of reduced Crop quality or quantity (including any failure to produce any Crops) resulting from exposure to pests or diseases of any kind.

“Crops” means immature and mature vine crops to be grown at the Leased Premises as permitted by Applicable Law, or any other crops expressly approved in writing by Lessor from time to time.

“Earnout Agreement” has the meaning ascribed thereto in the Agreement to Assign.

“Earnout Shares” has the meaning ascribed thereto in the Agreement to Assign.

“Eastern Prevailing Time” means the then current time in the Eastern time zone of the United States.

“Effective Date” has the meaning given to it in the Preamble.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, written demands, decrees, written claims, liens, judgments, notices (including warning notices and notices of actual or potential noncompliance or violation) governmental investigations, governmental inspections, governmental proceedings, removal or remedial actions or orders, penalties or damages (foreseeable and unforeseeable, including consequential and punitive penalties or damages) relating to the Leased Portion of the Facility and arising under or relating in any way to any Environmental Law or any Governmental Approval issued under Environmental Law, including those (a) by any Governmental Authority for enforcement, investigation, cleanup, removal, response, remedial or other actions or fines, penalties or damages pursuant to any applicable Environmental Law, (b) by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Substances (including exposure thereto or Release thereof), or (c) arising from alleged injury or threat of injury to health, safety (with respect to Hazardous Substances), the environment, cultural or archeological resources, wildlife or natural or biological resources.

“Environmental Law” means all Applicable Laws concerning pollution or protection of health, natural resources, or the environment, including laws relating to natural resource conservation, land use and zoning, occupational safety and health, air (indoor and ambient), soils, soil vapor, subsurface strata, water rights, groundwater and surface water quality, species (both flora and fauna), cultural, archaeological and visual resources, emissions, discharges, releases, or threatened releases of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Substances or solid or other waste.

“Event of Loss” has the meaning given to it in Section 7(b).

“Expiry Date” means the earlier of (a) the third (3rd) anniversary of the Commencement Date, and (b) the date on which this Lease is terminated in accordance with its terms.

“Facility” means a growing area controlled environment agriculture facility located on the Site and comprised of six phases of existing greenhouse structures totaling approximately 125 acres.

“Fraud” means any intentional fraudulent conduct or omission.

“Force Majeure Event” means any event or circumstance, or combination of events or circumstances that meets all of the following criteria:

(1)            arises after the Effective Date,

(2)            was not caused by and is beyond the reasonable control of the Party claiming the Force Majeure Event,

(3)            is unforeseeable,

(4)            is unavoidable or could not be prevented or overcome by the commercially reasonable efforts and due diligence of the Party claiming the Force Majeure Event, and

(5)            the Party claiming the Force Majeure Event can demonstrate that such event is the cause of a delay in or prevents performance or the meeting of an obligation of such Party under this Lease.

Provided they meet all of the criteria described above, Force Majeure Events may include the following: acts of God, natural disasters, wildfires, earthquakes, tornadoes, lightning, floods, civil disturbances, riots, war and military invasion, acts of the public enemy, blockades, acts of terrorism, insurrections, riots or revolutions, sabotage, vandalism, embargoes, binding orders, actions or inactions of any Governmental Authority, technological impossibility and labor strikes, work stoppages, boycotts, walkouts and other labor difficulties that are national or regional in nature (“Labor Disputes”); provided, however, that Labor Disputes specific to the Leased Portion of the Facility or the Leased Premises involving Lessee’s (or its Affiliate’s) or any subcontractor’s on-site employees shall not constitute a Force Majeure Event nor shall Labor Disputes resulting from Lessee’s or any of its subcontractor’s violation of any agreements with labor unions. Notwithstanding anything in the foregoing to the contrary, in no event shall any of the following constitute a Force Majeure Event: (i) any labor or manpower shortages; (ii) unavailability, late delivery, failure, breakage or malfunction of equipment or materials unless there is an independent, identifiable Force Majeure Event causing such condition; (iii) events that affect the cost of equipment or materials; (iv) economic hardship (including lack of money) of any entity or its Affiliates or their respective subcontractors or suppliers; (v) delays in transportation (including delays in clearing customs) other than delays in transportation resulting from accidents or closure of roads or other transportation routes by a Governmental Authority; (vi) any variance in temperature at the Leased Premises; (vii) any climactic condition at the Leased Premises; (viii) actions of a Governmental Authority in respect of or in relation to or resulting from Lessee’s non-compliance with Applicable Laws; (ix) any failure by Lessee to obtain or maintain any Governmental Approval it is required to obtain or maintain hereunder, unless such failure is solely caused by a Force Majeure Event; (x) the imposition by a Governmental Authority of any import tariff, customs duties, price supports or similar taxes or fees, including any change in any Applicable Law that results in, or causes an increase in, or imposition of, any costs, tariffs, duties, quotas, tariff rate quotas, fines, penalties, fees, minimum pricing or other restrictions related to the importation of equipment into the United States; (xi) any Crop Event; and (xii) any other act, omission, delay, default or failure (financial or otherwise) of a subcontractor or other personnel of Lessee.

“GIPI” means Glass Investment Projects, Inc., a Delaware corporation.

“GIPI Shares Designee” means Houweling’s Camarillo, Inc., a Delaware corporation.

“Governmental Approvals” means all permits, licenses, approvals, consents, orders, registrations, notices, determinations, privileges, franchises, memberships, certificates, entitlements and other authorizations filed with or issued by Governmental Authorities in respect of Lessee’s use of the Leased Portion of the Facility hereunder, including environmental, food health and safety, occupational health and safety, site plan approval, building permits, certificates of occupancy, and all amendments, modifications, supplements, general conditions and addenda thereto.

“Governmental Authority” means any (a) national, state, county, municipal or local government (whether domestic or foreign) or any political subdivision thereof, (b) any court or administrative tribunal, (c) any other governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body, agency, bureau or entity of competent jurisdiction, or (d) any arbitrator with authority to bind a party at law.

“Hazardous Substance” means (a) any petroleum, petroleum constituents or petroleum products, flammable, ignitable, corrosive or explosive substances or materials, toxic materials, radioactive materials, biohazardous materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls (“PCBs”), (b) any chemicals or other materials or substances which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “pollutants” or words of similar import under any Environmental Law, and (c) any other chemical or other material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority under any Environmental Law.

“Impositions” has the meaning given to it in Section 3(f)(1).

“Indemnified Party” has the meaning given to it in Section 17(c)(1).

“Indemnifying Party” has the meaning given to it in Section 17(c)(1).

“Interest Rate” means the annual prime rate of interest published in the Wall Street Journal for the applicable period during which interest is incurred pursuant to the terms of this Lease, plus five percent (5%), unless such rate would violate Applicable Laws, in which case the maximum rate of interest provided by Applicable Laws shall apply.

“Labor Disputes” has the meaning given to it in the definition of “Force Majeure Event.”

“Lease” has the meaning given to it in the Preamble hereto, and includes this Lease together with the schedules and exhibits attached hereto.

“Lease Term” has the meaning given to it in Section 2.

“Lessee” has the meaning given to it in the Preamble.

“Lessee Event of Default” has the meaning given to it in Section 6(a).

“Lessee Indemnitee” has the meaning given to it in Section 17(a)(1).

“Lessee Provided Equipment, Supplies, and Personnel” means all of the manpower, materials, tools, consumables, supplies, goods and any other items (a) not required to be provided by Lessor under this Lease and (b) required by Lessee to operate and maintain the Leased Portion of the Facility in accordance with its obligations under this Lease.

“Lessor” has the meaning given to it in the Preamble.

“Lessor Event of Default” has the meaning given to it in Section 6(c).

“Lessor Indemnitee” has the meaning given to it in Section 17(b)(1).

“Lessor’s Tax” means any income tax, franchise tax, capital levy, or any similar tax measured by net income or profits and imposed upon Lessor.

“Lien” means any mortgage, deed of trust, lien (choate or inchoate), pledge, charge, security interest, assessment, reservation, assignment, hypothecation, defect in title, encroachments and other burdens, restrictive covenant, condition or restriction or easement or encumbrance of any kind, whether arising by contract or under any Applicable Law and whether or not filed, recorded or otherwise perfected or effective under any Applicable Law, or any preference, priority or preferential arrangement of any kind or nature whatsoever including the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“Losses” means any and all claims, damages, losses, liabilities, costs, deficiencies and expenses (including investigative costs, settlement costs and any reasonable outside legal, accounting or other expenses for investigating or defending any actions or threatened actions).

“[******]” means [******] a corporation existing under the Business Corporations Act (Ontario, Canada).

“Party” and “Parties” are defined in the Preamble to this Lease.

“Person” means any natural person, corporation, limited liability company, partnership, firm, association, Governmental Authority or any other entity whether acting in an individual, fiduciary or other capacity.

“Project Documents” means any documents that relate to the use, operation, or maintenance of the Leased Portion of the Facility and which are (i) recorded as of the date hereof in the Official Records of Ventura County, California or (ii) identified on the list of contracts attached hereto as Exhibit H or (iii) constitute entitlements affecting the Leased Portion of the Facility, in each case along with any amendments thereto and any new agreements or entitlements related to the Leased Portion of the Facility obtained during the Lease Term.

“Prudent Industry Practices” means those practices, methods, specifications and standards of safety, performance, dependability, efficiency and economy, engaged in or approved by members of the controlled environment agriculture industry in the United States for facilities of comparable size to the Facility, during the relevant time period, and such other practices, methods or acts which, in the exercise of reasonable judgment and in light of the facts known at the time a decision is made, would be expected to accomplish the result intended at a reasonable cost and consistent with reliability, safety and expedition and shall include, at a minimum, those professionally responsible practices, methods and acts described above that comply with the Project Documents and the requirements of Governmental Authorities and Applicable Law. Prudent Industry Practices are not intended to require the optimum practice, method or act to the exclusion of all others, but rather to include the practices, methods, standards of care, skill, safety procedures and diligence generally accepted in the industry.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or other events of a similar nature whether active or passive.

“Rent” means, as the context requires, Base Rent or Additional Rent.

“Rent Payment” means a payment of Rent.

“Representative” of a Party means such Party’s authorized representatives, including its professional and financial advisors.

“Required Insurance Policies” means the insurance policies set forth on Exhibit C.

“Site” means the real property legally described on Exhibit A.

“Standard” or “Standards” means has the meaning given to it in Section 5(a).

“Tax” or “Taxes” means (a) any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, recording tax, mortgage tax, documentary transfer tax, social security tax, utility tax, severance tax, gift tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be imposed, assessed or collected by or under the authority of any Governmental Authority, and (b) each liability for the payment of any amounts of the type described in clause (a) as a result of any express or implied obligation to pay directly, indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, report, statement, claim for refund, information return or other document (including any amendments thereto and any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of Taxes or the administration of any Applicable Law relating to Taxes.

“Warranties” means any warranties and guarantees relating to the Leased Portion of the Facility or any component thereof provided by any vendor, materialman, manufacturer, supplier, contractor, subcontractor, or other third party.

EXHIBIT C

TO

AGRICULTURAL LEASE AGREEMENT

Required Insurance Policies

Property Insurance.

1.      Lessor shall, at its own cost and expense (but subject to reimbursement by Lessee pursuant to Exhibit G to the Lease), acquire and maintain at all times while the Lease is in force and effect, with carriers and limits reasonably satisfactory to Lessor, the insurance on the building and equipment of the Leased Portion of the Facility and the Site, including Equipment Breakdown Coverage as set forth in this Exhibit C. The policy or policies will contain fire and extended coverage of insurance and insured for its full 100% replacement cost value, and if specifically requested, earthquake and flood insurance at a limit level equivalent of at least a 500-year earthquake event. To the extent possible with the property insurance carriers, there will be no coinsurance on the building items and will be insured under an agreed value basis. Such policy shall contain the ISO CP 14 10 endorsement to include foundations, fencing, paved surfaces and underground flues, drains or pipes, as well as the ISO CP 14 15 endorsement to include any and all machinery & equipment, including leased packing equipment and irrigation systems, in the building limit. Debris Removal Coverage shall be at a minimum of [******] and the Fire Department Service Charge shall be insured at a minimum of [******]. No such policy shall contain a deductible greater than [******]. Should a separate equipment breakdown policy be procured as part of the above, both the property policy and equipment breakdown policy shall include the ISO Joint or Disputed Loss Agreement Endorsement (CP 12 70).

2.      Lessee shall, at its own cost and expense, acquire and maintain at all times while the Lease is in full force and effect, with carriers and limits reasonably satisfactory to Lessor, insurance on all of its personal property, stock, furniture, furnishings, trade or business fixtures and equipment at the Leased Premises. The policy or policies will contain fire and extended coverage insurance with standard coverage endorsement to the extent of the full replacement cost thereof. No such policy shall contain a deductible greater than [******]. During the term of this Lease, the proceeds from any such policy or policies of insurance shall be used for the repair or replacement of the fixtures and equipment so insured. Lessor shall have no interest in the insurance upon Lessee’s equipment and fixtures and will sign all documents reasonably necessary in connection with the settlement of any claim or loss by Lessee. Lessor will not carry insurance on Lessee’s possessions. Lessee shall also maintain Business Interruption & Extra Expense Coverage for a period of up to twelve (12) months which will compensate for lost income and continuing expenses after an Interruption due to Loss, such that Lessor can continue to receive Rent due from such proceeds per the Lease.

Casualty Insurance.

1.      Lessee shall, at its own cost and expense, acquire and maintain at all times while the Lease is in full force and effect, with carriers reasonably satisfactory to Lessor, sufficient insurance to adequately protect the respective interests of the parties, including Lessee’s indemnity obligations under the Lease. Specifically, Lessee must carry the following minimum types and amounts of insurance:

a.      Commercial General Liability Insurance including Bodily Injury and Property Damage Liability, Completed Operations, Contractual Liability, Personal Injury and Advertising Injury, Lessee Legal Liability coverage in the minimum amount of [******] per occurrence;

b.       Statutory Workers' Compensation Insurance and Employers' Liability Insurance in the minimum amount of [******];

c.      If Lessee will have any Automobiles on Facility’s premises or used in connection with the business of the Lessee, Automobile Liability Insurance in the minimum amount of [******] each occurrence, bodily injury and/or property damage combined;

d.      Umbrella Liability Insurance in the minimum amount of [******] Each Occurrence and either will affirmatively schedule the Lessee Legal Liability coverage in the underlying schedule, and/or remove any real and personal property care, custody and control provisions in the Umbrella policy wording;

e.      If Lessee or its employees will be using hazardous substances in connection with their operations, or if hazardous substances are carried in the vehicles of the Lessees or its employees, Pollution Liability insurance in the minimum amount of [******] each claim with [******] in On-Site Pollution Clean-Up Coverage.

2.      Lessor, GH Group, Inc., a Delaware corporation, Glass House Brands, a Delaware corporation, and Mercer Park Brand Acquisition Corp., a British Columbia corporation and such other entities as Lessor may elect by written notice to Lessee, including their respective directors, officers, employees and subsidiaries, shall be named an additional insured on the policy or policies evidencing the coverage set forth in clauses 1(a), 1(c), and 1(d) above using at least as broad as ISO Form CG 20 10 11 85, or both CG 20 10, CG 20 26, CG 20 33, or CG 20 38; and CG 20 37 forms if later revisions used, and shall be primary and noncontributory and include wavier of subrogation provision in favor of the Lessor and related entities. Lessor shall be provided with a certificate evidencing such coverage within ten (10) days after execution of the Lease. Such certificate shall contain a provision stating that Lessee shall provide at least thirty (30) days' prior written notice in the event of cancellation, non-renewal, material change, or reduction of coverage. All insurance shall be placed with insurance companies maintaining an A.M. Best Rating of A-VIII or better. If Lessee fails to acquire or maintain any insurance or provide any policy or evidence of insurance required by this Exhibit, and such failure continues for ten (10) days after notice from Lessor, Lessor may, but shall not be required to, obtain such insurance for Lessor’s benefit and Lessee shall reimburse Lessor for the costs of such insurance upon demand. Such amounts shall be Additional Rent payable by Lessee hereunder and in the event of non-payment thereof, Lessor shall have the same rights and remedies with respect to such non-payment as it has with respect to any other non-payment of rent hereunder. The stipulated limits of coverage above shall not be construed as a limitation of any potential liability to Lessor or, and failure to request evidence of this insurance shall not be construed as a waiver of Lessee's obligation to provide the insurance coverage specified.

For purposes of Exhibit C, capitalized terms used herein and not defined in the Lease shall have the customary meaning given such terms as used in the United States insurance industry.

EXHIBIT D

TO

AGRICULTURAL LEASE AGREEMENT

Guaranty of Lease

THIS GUARANTY OF LEASE (this “Guaranty”) is made as of ____________, 2021 (the “Effective Date”), by GLASS INVESTMENTS PROJECTS, INC., a Delaware corporation, (“Guarantor”), whose address is as set forth in Section 10 hereof, in favor of GH CAMARILLO LLC, a Delaware limited liability company (“Lessor”), whose address is as set forth in Section 10.

WHEREAS, Lessor and Houweling’s Camarillo, Inc. (“Lessee”) desire to enter into that certain Agricultural Lease Agreement effective as of the Effective Date (the “Lease”) related to certain property in Ventura County, California, as more specifically provided in the Lease (the “Site”);

WHEREAS, Guarantor has a direct or indirect financial interest in Lessee; and

WHEREAS, Lessor would not execute the Lease if Guarantor did not execute and deliver to Lessor this Guaranty.

NOW, THEREFORE, for and in consideration of the execution of the Lease by Lessor and as a material inducement to Lessor to execute the Lease, Guarantor hereby absolutely, presently, continually, unconditionally and irrevocably guarantees, on a joint and several basis, the prompt payment by Lessee of all rentals and other sums payable by Lessee under the Lease and the faithful and prompt performance by Lessee of each and every one of the terms, conditions and covenants of the Lease to be kept and performed by Lessee (the “Guaranteed Obligations”), and further agrees as follows:

1.              It is specifically agreed and understood that the terms, covenants and conditions of the Lease may be altered, affected, modified, amended, compromised, released or otherwise changed by agreement between Lessor and Lessee, and Guarantor does guaranty and promise to perform all of the obligations of Lessee under the Lease as so altered, affected, modified, amended, compromised, released or changed and the Lease may be assigned by or with the consent of Lessor or any assignee of Lessor without consent or notice to Guarantor and that this Guaranty shall thereupon and thereafter guaranty the performance of said Lease as so changed, modified, amended, compromised, released, altered or assigned.

2.              This Guaranty shall not be released, modified or affected by failure or delay on the part of Lessor to enforce any of the rights or remedies of Lessor under the Lease, whether pursuant to the terms thereof or at law or in equity, or by any release of any person liable under the terms of the Lease (including, without limitation, Lessee) or any other guarantor, including without limitation, any other Guarantor named herein, from any liability with respect to Guarantor's obligations hereunder.

3.              Guarantor's liability under this Guaranty shall continue until all rents and other amounts due under the Lease have been paid in full in cash and until all other obligations to Lessor have been satisfied, and shall not be reduced by virtue of any payment by Lessee of any amount due under the Lease. If all or any portion of Lessee's obligations under the Lease is paid or performed by Lessee, the obligations of Guarantor hereunder shall continue and remain in full force and effect in the event that all or any part of such payment(s) or performance(s) is avoided or recovered directly or indirectly from Lessor as a preference, fraudulent transfer or otherwise.

4.              Guarantor warrants and represents to Lessor that Guarantor now has and will continue to have full and complete access to any and all information concerning the Lease, the value of the assets owned or to be acquired by Lessee, Lessee's financial status and its ability to pay and perform the obligations owed to Lessor under the Lease. Guarantor further warrants and represents that Guarantor has reviewed and approved copies of the Lease and is fully informed of the remedies Lessor may pursue, with or without notice to Lessee, in the event of default under the Lease. So long as any of the Guarantor's obligations hereunder remains unsatisfied or owing to Lessor, Guarantor shall keep fully informed as to all aspects of Lessee's financial condition and the performance of said obligations.

5.              Guarantor hereby covenants and agrees with Lessor that if a default shall at any time occur in the payment of any sums due under the Lease by Lessee or in the performance of any other obligation of Lessee under the Lease, Guarantor shall and will forthwith upon demand pay such sums and any arrears thereof, to Lessor in legal currency of the United States of America for payment of public and private debts, and take all other actions necessary to cure such default and perform such obligations of Lessee, subject to the following terms of this Section 5. Notwithstanding the foregoing or anything to the contrary herein, Lessor and Guarantor agree that, with respect to the remedy of Lessor to recover losses, damages, costs and expenses (including reasonable attorneys' fees and costs) in connection with any Lessee default, including, without limitation, Lessee Event of Default (but without limitation on any equitable, injunctive, evictive or interlocutory remedies of Lessor), Lessor's sole and exclusive remedy shall be the right to reduce the amount of Closing Shares (as defined in the Lease) and/or Earnout Shares (as defined in the Lease) (to the extent the number of Closing Shares is insufficient therefor), and the right to recover, receive or be paid cash and other proceeds thereof from any sale, assignment, transfer, pledge or hypothecation by Guarantor or Lessee of the Closing Shares or Earnout Shares, as the case may be, with a market value that is then equal to One Hundred Fifty Percent (150%) (based on a share price equal to Ten and 00/100 Dollars ($10.00) per share) of all aggregate losses, damages, liabilities, costs and expenses (including reasonable attorneys' fees and costs) incurred or suffered by Lessor in connection with any such default, including, without limitation, any Lessee Event of Default and the Guaranteed Obligations, which amount shall be reasonably established by proof of competent evidence; provided, however, that the limitation on additional recovery provided in this Section shall not apply to the extent incurred or suffered by Lessor as a result of or in connection with any Fraud (as defined in the Lease), gross negligence, felonious criminal conduct or willful misconduct committed by Lessee or Guarantor.

Lessor and Guarantor agree that Lessor may have no adequate remedy at law for a Lessee Event of Default and that the terms provided in this Section 5 are intended as liquidated damages pursuant to Sections 1671, 1676 and 1677 of the California Civil Code, or any other provisions of applicable law, and not as a forfeiture or penalty within the meanings of Sections 3275 or 3369 of the California Civil Code, or any other provisions of applicable law, by reason of the fact that the damages resulting from such Lessee Event of Default may be difficult to prove and quantify at the time hereof or at the time of such Lessee Event of Default. Lessor and Guarantor also agree the terms of this Section 5 are reasonable as of the date hereof and are each Party’s best estimate of the relation to actual damages that might be sustained by Lessor based on a default by Lessee, including, without limitation, a Lessee Event of Default. By signing below, each party specifically confirms the accuracy of the statements made above, the reasonableness of the amount of liquidated damages agreed upon, and the fact that each party was represented by counsel, who explained at the time this Guaranty was made the consequences of this liquidated damages provision. To the extent this Section 5 conflicts with Section 12.1.8 of the Agreement to Assign, this Guaranty shall control.

LESSOR’S INITIALS :_____ GUARANTOR’S INITIALS:_____

6.              The liability of Guarantor under this Guaranty is a guaranty of payment and performance and not of collectability, and is not conditioned or contingent upon the genuineness, validity, regularity or enforceability of the Lease or the pursuit by Lessor of any remedies which it now has or may hereafter have with respect thereto, at law, in equity or otherwise.

7.              Guarantor hereby waives and agrees not to assert or take advantage of to the extent permitted by law: (i) all notices to Guarantor, to Lessee, or to any other person, including, but not limited to, notices of the acceptance of this Guaranty or the creation, renewal, extension, assignment, modification or accrual of any of the obligations owed to Lessor under the Lease and, except to the extent set forth in Section 9 hereof, enforcement of any right or remedy with respect thereto, and notice of any other matters relating thereto; (ii) notice of acceptance of this Guaranty; (iii) demand of payment, presentation and protest; (iv) any right to require Lessor to apply to any default any security deposit or other security it may hold under the Lease; (v) any statute of limitations affecting Guarantor's liability hereunder or the enforcement thereof; (vi) any right or defense that may arise by reason of the incapability, lack of authority, death or disability of Lessee or any other person; (vii) all principles or provisions of law which conflict with the terms of this Guaranty, and (viii) any other rights and defenses that are or may become available to Guarantor by reason of Sections 2787 through 2855, inclusive, of the California Civil Code. Guarantor further agrees that Lessor may enforce this Guaranty upon the occurrence of a default under the Lease, notwithstanding any dispute between Lessor and Lessee with respect to the existence of said default or performance of the obligations under the Lease or any counterclaim, set-off or other claim which Lessee may allege against Lessor with respect thereto. Moreover, Guarantor agrees that Guarantor's obligations shall not be affected by any circumstances which constitute a legal or equitable discharge of a guarantor or surety.

8.              Guarantor agrees that Lessor may enforce this Guaranty without the necessity of proceeding against Lessee or any other guarantor. Guarantor hereby waives the right to require Lessor to proceed against Lessee, to proceed against any other guarantor, to exercise any right or remedy under the Lease or to pursue any other remedy or to enforce any other right.

9.             (a)            Guarantor agrees that nothing contained herein shall prevent Lessor from suing on the Lease or from exercising any rights available to it thereunder and that the exercise of any of the aforesaid rights shall not constitute a legal or equitable discharge of Guarantor. Without limiting the generality of the foregoing, Guarantor hereby expressly waives any and all benefits under California Civil Code Sections 2809, 2810, 2815, 2819, 2821, 2822, 2824, 2839, 2845, 2847, 2848, 2849, 2850, 2855, 2899 and 3433, as may be updated or amended from time to time.

(b)            Guarantor agrees that Guarantor shall have no right of subrogation against Lessee or any right of contribution against any other guarantor unless and until all amounts due under the Lease have been paid in full and all other obligations under the Lease have been satisfied. Guarantor further agrees that, to the extent the waiver of Guarantor's rights of subrogation and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation Guarantor may have against Lessee shall be junior and subordinate to any rights Lessor may have against Lessee, and any rights of contribution Guarantor may have against any other guarantor shall be junior and subordinate to any rights Lessor may have against such other guarantor.

(c)            The obligations of Guarantor under this Guaranty shall not be altered, limited or affected by any case, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of Lessee or any defense which Lessee may have by reason of order, decree or decision of any court or administrative body resulting from any such case. Lessor shall have the sole right to accept or reject any plan on behalf of Guarantor proposed in such case and to take any other action which Guarantor would be entitled to take, including, without limitation, the decision to file or not file a claim. Guarantor acknowledges and agrees that any payment which accrues with respect to Lessee's obligations under the Lease (including, without limitation, the payment of rent) after the commencement of any such proceeding (or, if any such payment ceases to accrue by operation of law by reason of the commencement of such proceeding, such payment as would have accrued if said proceedings had not been commenced) shall be included in Guarantor's obligations hereunder because it is the intention of the parties that said obligations should be determined without regard to any rule or law or order which may relieve Lessee of any of its obligations under the Lease. Guarantor hereby permits any trustee in bankruptcy, receiver, debtor-in-possession, assignee for the benefit of creditors or similar person to pay Lessor, or allow the claim of Lessor in respect of, any such payment accruing after the date on which such proceeding is commenced. Guarantor hereby assigns to Lessor Guarantor's right to receive any payments from any trustee in bankruptcy, receiver, debtor-in-possession, assignee for the benefit of creditors or similar person by way of dividend, adequate protection payment or otherwise.

10.           Any notice, statement, demand, consent, approval or other communication required or permitted to be given, rendered or made by either party to the other, pursuant to this Guaranty or pursuant to any applicable law or requirement of public authority, shall be in writing (whether or not so stated elsewhere in this Guaranty) and shall be deemed to have been properly given, rendered or made only if hand-delivered or sent by first-class mail, postage pre-paid, addressed to the other party at its respective address set forth below, and shall be deemed to have been given, rendered or made on the day it is hand-delivered or one day after it is mailed, unless it is mailed outside of Ventura County, California, in which case it shall be deemed to have been given, rendered or made on the third business day after the day it is mailed. By giving notice as provided above, either party may designate a different address for notices, statements, demands, consents, approvals or other communications intended for it.

If to Lessor:	GH Camarillo LLC Attn: Kyle D. Kazan 3645 Long Beach Boulevard Long Beach, California 90807 Email: kyle@glasshousegroup.com

With a copy to:	Venable LLP Attn: Matthew A. Portnoff, Esq. 2049 Century Park East, Suite 2300 Los Angeles, California 90064 Email: mportnoff@venable.com

If to Guarantor:	Glass Investments Projects, Inc. Houweling’s Camarillo, Inc. Attn: [******] 11344 Pacific Coast Highway Malibu, California 90265 Email: [******]

With a copy to:	Nevers, Palazzo, Packard, Wildermuth & Wynner, PC Attn: Kevin A. Shaw, Esq. 31248 Oak Crest Drive, Suite 200 Westlake Village, California 91361 Email: kshaw@npwlaw.com

11.           Guarantor represents and warrants to Lessor as follows:

(a)            No consent of any other person, including, without limitation, any creditors of Guarantor, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by Guarantor in connection with this Guaranty or the execution, delivery, performance, validity or enforceability of this Guaranty and all obligations required hereunder. This Guaranty has been duly executed and delivered by Guarantor, and constitutes the legally valid and binding obligation of Guarantor enforceable against such Guarantor in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, reorganization or other similar laws affecting the rights of creditors generally.

(b)           The execution, delivery and performance of this Guaranty will not violate any provision of any existing law or regulation binding on Guarantor, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on Guarantor, or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which Guarantor is a party or by which Guarantor or any of Guarantor's assets may be bound, and will not result in, or require, the creation or imposition of any lien on any of Guarantor's property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract, or other agreement, instrument or undertaking.

(c)            Guarantor is duly formed, validly existing and in good standing under the laws of the state of its formation and has all requisite power and authority to carry on its business and to execute this Guaranty. Guarantor is duly qualified to do business and in good standing under the laws of each jurisdiction in which Guarantor conducts business, or to the extent not so qualified will not have a material adverse effect on the business of Guarantor or this Guaranty.

(d)            Guarantor has not (1) admitted in writing its inability to pay its debts generally as they become due; (2) filed a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law; (3) made an assignment for the benefit of creditors; (4) consented to the appointment of a receiver of the whole or any substantial part of its assets; or (5) had a petition in bankruptcy filed against it.

(e)            There are no pending or to the knowledge of Guarantor, threatened claims, disputes, governmental investigations, suits, actions (including non-judicial real or personal property foreclosure actions), arbitrations, legal, administrative or other proceedings of any nature, domestic or foreign, criminal or civil, at law or in equity, by or against or otherwise affecting Guarantor.

(f)             Guarantor in compliance in all material respects with all applicable law.

12.           The obligations of Lessee under the Lease to execute and deliver estoppel statements, as therein provided, shall be deemed to also require the Guarantor to do and provide the same to Lessor relative to Guarantor.

13.           This Guaranty shall be binding upon Guarantor, Guarantor's heirs, representatives, administrators, executors, successors and assigns and shall inure to the benefit of and shall be enforceable by Lessor, its successors, endorsees and assigns. Any married person executing this Guaranty agrees that recourse may be had against community assets and against his or her separate property for the satisfaction of all obligations herein guaranteed. As used herein, the singular shall include the plural, and the masculine shall include the feminine and neuter and vice versa, if the context so requires.

14.           The term “Lessor” whenever used herein refers to and means the Lessor specifically named in the Lease and also any assignee of said Lessor, whether by outright assignment or by assignment for security, and also any successor to the interest of said Lessor or of any assignee in the Lease or any part thereof, whether by assignment or otherwise. So long as the Lessor's interest in or to the Site (as that term is used in the Lease) or the rents, issues and profits therefrom, or in, to or under the Lease, are subject to any mortgage or deed of trust or assignment for security, no acquisition by Guarantor of the Lessor's interest in the Site or under the Lease shall affect the continuing obligations of Guarantor under this Guaranty, which obligations shall continue in full force and effect for the benefit of the mortgagee, beneficiary, trustee or assignee under such mortgage, deed of trust or assignment, or any purchaser at sale by judicial foreclosure or under private power of sale, and of the successors and assigns of any such mortgagee, beneficiary, trustee, assignee or purchaser.

15.           The term “Lessee” whenever used herein refers to and means the Lessee in the Lease specifically named and also any assignee or sublessee of said Lease and also any successor to the interests of said Lessee, assignee or sublessee of such Lease or any part thereof, whether by assignment, sublease or otherwise.

16.           In the event Guarantor fails to timely satisfy the Guaranteed Obligations when due pursuant to and in accordance with this Guaranty and such obligations are ultimately determined by an applicable governmental authority to be due and payable, Guarantor shall pay all reasonable attorneys’ fees and court costs incurred by Lessor in enforcing Guarantor's obligations in this Guaranty and collecting on such obligations.

17.           This Guaranty shall be governed by and construed in accordance with the laws of the State of California, and in a case involving diversity of citizenship, shall be litigated in and subject to the jurisdiction of the courts of California, subject to the terms of this Guaranty.

18.           Every provision of this Guaranty is intended to be severable. In the event any term or provision hereof is declared to be illegal or invalid for any reason whatsoever by a court of competent jurisdiction, such illegality or invalidity shall not affect the balance of the terms and provisions hereof, which terms and provisions shall remain binding and enforceable.

19.           This Guaranty may be executed in any number of counterparts each of which shall be deemed an original and all of which shall constitute one and the same Guaranty with the same effect as if all parties had signed the same signature page. Any signature page of this Guaranty may be detached from any counterpart of this Guaranty and re-attached to any other counterpart of this Guaranty identical in form hereto but having attached to it one or more additional signature pages.

20.           No failure or delay on the part of Lessor to exercise any power, right or privilege under this Guaranty shall impair any such power, right or privilege, or be construed to be a waiver of any default or any acquiescence therein, nor shall any single or partial exercise of such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

21.           This Guaranty shall constitute the entire agreement between Guarantor and the Lessor with respect to the subject matter hereof. No provision of this Guaranty or right of Lessor hereunder may be waived nor may Guarantor be released from any obligation hereunder except by a writing duly executed by an authorized officer, director or trustee of Lessor.

22.           The liability of Guarantor and all rights, powers and remedies of Lessor hereunder and under any other agreement now or at any time hereafter in force between Lessor and Guarantor relating to the Lease shall be cumulative and not alternative and such rights, powers and remedies shall be in addition to all rights, powers and remedies given to Lessor by law.

23.           With respect to any action, proceeding or matter arising out of or relating to this Guaranty, Guarantor hereby irrevocably submits generally and unconditionally for itself and in respect of its property to the jurisdiction of any state court or any United States federal court sitting in the State of California. Lessor has the right, but not the obligation, to require that any dispute related to this Guaranty be resolved pursuant to the terms of Section 15 of the Lease. Guarantor hereby irrevocably waives, to the fullest extent permitted by applicable law, any objection that Guarantor may now or hereafter have to the laying of venue in any such court and any claim that any such court is an inconvenient forum. Guarantor hereby agrees and consents that, in addition to any methods of service of process provided for under applicable law, all service of process in any such suit, action or proceeding in any state court or any United States federal court sitting in the State of California may be made by certified or registered mail, return receipt requested, directed to Guarantor at its address for notice set forth in this Guaranty, or at a subsequent address of which Lessor received actual notice from Guarantor in accordance with the notice section of this Guaranty, and service so made shall be complete five (5) days after the same shall have been so mailed. Nothing herein shall affect the right of Lessor to serve process in any manner permitted by applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, Guarantor has executed this Guaranty as of the day and year first above written.

GLASS INVESTMENTS PROJECTS, INC.,
a Delaware corporation

By:
Name:
Its:

EXHIBIT E

TO

AGRICULTURAL LEASE AGREEMENT

Maintenance Terms

The Parties agree that the Leased Premises and the Facility shall be maintained in accordance with the Lease and as follows:

1.             Lessee is responsible for all repair and maintenance of the Leased Portion of the Facility for issues that arise during or related to the Lease Term, including, without limitation, replacement of any equipment used at the Leased Portion of the Facility (“Maintenance Obligations”), other than the cost of any improvements or equipment that would be properly classified as capital expenditures, as reasonably determined by Lessor (“Capital Expenses”). Notwithstanding the foregoing, Lessee shall have no obligation to repair, maintain or replace any items set forth in Schedule E attached hereto (the “Excluded Items”), which shall be excluded from Capital Expenses.

2.             For portions of any property owned by Lessor other than the Facilities which Lessor permits Lessee to use in common with Lessor (i.e., accessways, parking lots, etc.) (the “Common Premises”), Lessor and Lessee will share the cost of Maintenance Obligations based on the relative size of the Leased Portion of the Facility compared to Site, as reasonably determined by Lessor and subject to reasonable and periodic adjustment by Lessor based on any exercise by Lessor of the Termination Right. However, if any cost arises because of a Party’s breach of the Lease, gross negligence, illegal acts or willful misconduct, then such Party shall bear [******] of such cost.

3.             Lessee is responsible for all Capital Expenses, including replacement, repair and maintenance, for the Leased Portion of the Facility to the extent required because of (i) Lessee’s breach of the Lease, (ii) the particular nature of the use conducted by Lessee on the Leased Premises, (iii) any Change in Law, or (iv) Lessee’s gross negligence, illegal acts or willful misconduct. Otherwise, Lessor will bear such Capital Expenses, provided that (x) Lessee will pay its amortized portion (based on relative size and remaining portion of the Lease Term over useful life) for such Capital Expenses to the extent the Capital Expenses is made by Lessor and reduces costs that Lessee would otherwise have to pay for (after taking into account and adjusting for any other corresponding new or increased expenses that may result as of such Capital Expenses), and (y) Lessee will pay its amortized portion (based on relative size and remaining portion of the Lease Term over useful life) for such Capital Expenses to the extent the Expenses are required because of a generally-applicable law unrelated to Lessor’s Cannabis Use.

4.             For the Common Premises, as applicable, Lessor will bear the cost of Capital Expenses for replacement, repair and maintenance except that: (i) Lessee will pay its amortized portion (based on relative size and remaining portion of the Lease Term over useful life) for such Capital Expenses to the extent the Capital Expenses are made by Lessor and reduce costs that Lessee would otherwise have to pay for (after taking into account and adjusting for any other corresponding new or increased expenses that may result as of such Capital Improvement); and (ii) Lessee will pay its amortized portion (based on relative size and remaining portion of the Lease Term over useful life) for such Capital Expenses to the extent the Capital Expenses are required because of a generally-applicable law unrelated to Lessor’s Cannabis Use. However, Lessee will pay [******] of the Capital Expenses to the extent the Capital Expenses is required because of (x) Lessee’s breach of the Lease, (y) the particular nature of the use conducted by Lessee at the Leased Premises, or (z) Lessee’s gross negligence, illegal acts or willful misconduct.

5.             Lessee is responsible for all of utility consumption at the Leased Premises. If any utility service to the Leased Premises is not separately metered, then Lessee and Lessor will share the cost of the utility based on the relative sizes of the Leased Premises compared to the Site, subject to reasonable and periodic adjustment by Lessor based on any exercise by Lessor of the Termination Right, and based on historical data on Lessee’s consumption and any other information and factors as may be available to Lessor and reasonably determined by Lessor to be relevant to Lessor’s determination. The parties hereto shall agree to work in good faith to determine and each pay for its actual utility consumption in connection with electrical use related to lighting on the Site.

6.             Notwithstanding anything to the contrary set forth in this Lease, in no event shall Lessee have any responsibility to pay for or reimburse any costs or expenses incurred by Lessor for security at the Site or the Leased Premises.

7.             In the event of a dispute the parties to the Lease shall work together in good faith to resolve such dispute and through a reasonable allocation of the expenses set forth in this Exhibit E.

Schedule E

Ebb/Flood Upgrade

Ultra Clima Chambers Upgrade

New Grow Gutters/Drip irrigation in Greenhouses

Replacing/upgrading irrigation systems & existing infrastructure

Upgrading water filtration systems

Screens/Blackout/Light abatement Upgrades

Heating pipe upgrades Greenhouse 1

Lighting Upgrade in Greenhouses

Climate Control & Labor Tracking System Implementation/Upgrades

Dryrooms

Propagation Room Upgrades/Rooting Chamber (including Spacing Machine & Rockwool Line)

UV Boom Installation in Greenhouse

Processing Rooms & Equipment

Distribution Rooms

Security/Cameras/Perimeter Fencing (including 1.8acre neighbor site lease)

Odor Control Systems

Lunch room expansions

Parking Areas

Servers/Office Equipment

Septic Upgrades

Access road upgrades around site

Landscaping

Required regulatory upgrades post-closing

Edison Power Purchase Agreement

Water Limit Restrictions/Water Purchases

Hot water storage tank upgrades/repairs

Increase/Upgraded Power

Upgraded Back-up Generators

Fire Sprinkler Upgrades

EXHIBIT F

TO

AGRICULTURAL LEASE AGREEMENT

Impositions

The Parties agree that Impositions will be paid as follows:

1.	On or about the Commencement Date, and within thirty (30) days after each anniversary of the Commencement Date, Lessor shall deliver to Lessee a fair and equitable estimate of Impositions for the upcoming year based on the relative size of the Leased Premises compared to the relative size of the Site, as reasonably determined by Lessor (the “Impositions Estimate”). If Lessor fails to deliver a new Impositions Estimate, Lessee shall continue to pay Impositions based on the prior Impositions Estimate.

2.	Lessee shall pay to Lessor, on each Base Rent Payment Date and as Additional Rent, one twelfth (1/12) of Lessee’s share of Impositions for the applicable year based on the Impositions Estimate.

3.	If Lessor exercises the Termination Right, Lessor shall provide an updated Impositions Estimate to Lessee within thirty (30) days after the applicable Termination Date (the “Updated Impositions Estimate”). Lessee’s obligations to reimburse Lessor for Impositions shall be based on the Updated Impositions Estimate effective as of the applicable Termination Date.

4.	Within one hundred twenty (120) days after the last day of each year during the Lease Term or as soon after such one hundred twenty (120) day period as reasonably practicable, Lessor shall deliver to Lessee a statement of the amount of Impositions payable for the preceding year (an “Annual Impositions Statement”). If, on the basis of the Annual Impositions Statement and Lessor’s fair and equitable determination, Lessee owes an amount that is more than the estimated payments for such year previously made by Lessee, Lessee shall pay the deficiency to Lessor within ten (10) days after Lessee receives the Annual Impositions Statement. If, on the basis of the Annual Impositions Statement and Lessor’s fair and equitable determination, Lessee has paid to Lessor an amount in excess of the amounts required for the preceding year, and Lessee is not in default in the performance of any of its obligations under this Lease, then Lessor, at its option, shall either promptly refund such excess to Lessee or credit the amount thereof to the amount of Impositions next becoming due from Lessee until such credit has been exhausted.

5.	Lessee shall have thirty (30) days after receipt of an Annual Impositions Statement (the “Impositions Objection Period”) to notify Lessor in writing if Lessee disputes any portion of an Annual Impositions Statement, and describing such objection in reasonable detail (“Impositions Expense Claim”). If Lessee does not object in writing to an Annual Impositions Statement within the Impositions Objection Period, such Annual Impositions Statement shall be final and binding upon Lessee. If Lessee delivers an Impositions Expense Claim to Lessor within the Impositions Objection Period, the Parties shall promptly meet and attempt in good faith to resolve the matters set forth in the Impositions Expense Claim.

6.	The obligations of Lessor and Lessee with regard to Impositions under the Lease shall survive the expiration or earlier termination of this Lease.

EXHIBIT G

TO

AGRICULTURAL LEASE AGREEMENT

INSURANCE PREMIUMS

The Parties agree that all premiums for the Required Insurance Policies will be paid as follows:

1.	On or about the Commencement Date, and within thirty (30) days after each anniversary of the Commencement Date, Lessor shall deliver to Lessee a fair and equitable estimate of the premiums for Lessor’s casualty insurance and general liability insurance covering the Site for the upcoming year, as adjusted for the relative size of the Leased Premises compared to the relative size of the Site, as reasonably determined by Lessor (the “Insurance Premium Estimate”). If Lessor fails to deliver a new Insurance Premium Estimate, Lessee shall continue to pay Lessee’s share of insurance premiums based on the prior Insurance Premium Estimate.

2.	Lessee shall pay to Lessor, on each Base Rent Payment Date and as Additional Rent, one twelfth (1/12) of Lessee’s share of Lessor’s insurance premiums for the applicable year based on the Insurance Premium Estimate.

3.	If Lessor exercises the Termination Right, Lessor shall provide an updated Insurance Premium Estimate to Lessee within thirty (30) days after the applicable Termination Date (the “Updated Insurance Premium Estimate”). Lessee’s obligations to reimburse Lessor for insurance premiums shall be based on the Updated Insurance Premium Estimate effective as of the applicable Termination Date.

4.	Within one hundred twenty (120) days after the last day of each year during the Lease Term or as soon after such one hundred twenty (120) day period as reasonably practicable, Lessor shall deliver to Lessee a statement of the amount of insurance premiums payable for the preceding year (an “Annual Insurance Premium Statement”). If, on the basis of the Annual Insurance Premium Statement and Lessor’s fair and equitable determination, Lessee owes an amount that is more than the estimated payments for such year previously made by Lessee, Lessee shall pay the deficiency to Lessor within ten (10) days after Lessee receives the Annual Insurance Premium Statement. If, on the basis of the Annual Insurance Premium Statement and Lessor’s fair and equitable determination, Lessee has paid to Lessor an amount in excess of the amounts required for the preceding year, and Lessee is not in default in the performance of any of its obligations under this Lease, then Lessor, at its option, shall either promptly refund such excess to Lessee or credit the amount thereof to the amount Lessee’s share of insurance premiums next becoming due from Lessee until such credit has been exhausted.

5.	Lessee shall have thirty (30) days after receipt of an Annual Insurance Premium Statement (the “Insurance Premium Objection Period”) to notify Lessor in writing if Lessee disputes any portion of an Annual Insurance Premium Statement, and describing such objection in reasonable detail (“Insurance Premium Expense Claim”). If Lessee does not object in writing to an Annual Insurance Premium Statement within the Insurance Premium Objection Period, such Annual Insurance Premium Statement shall be final and binding upon Lessee. If Lessee delivers an Insurance Premium Expense Claim to Lessor within the Insurance Premium Objection Period, the Parties shall promptly meet and attempt in good faith to resolve the matters set forth in the Insurance Premium Expense Claim.

6.	The obligations of Lessor and Lessee with regard to premiums for the Required Insurance Policies under the Lease shall survive the expiration or earlier termination of this Lease.

EXHIBIT H

TO

AGRICULTURAL LEASE AGREEMENT

CONTRACTS WHICH ARE PROJECT DOCUMENTS

1.	Rule 21 Generator Interconnection Agreement (GIA) for Exporting Generating Facilities Interconnecting Under the Transmission Cluster Study or Independent Study Process, dated October 28, 2013, by and between Southern California Edison Company and Lessor (the “Rule 21 GIA”).

2.	Power Purchase and Sale Agreement, dated October 28, 2013, by and between Southern California Edison Company and Lessor.

3.	Service Agreement for Wholesale Distribution Service, dated August 8, 2012, by and between Southern California Edison Company and Lessor, as amended by that certain letter agreement dated October 23, 2013.

4.	Generator Interconnection Agreement (GIA) for a Generating Facility Interconnecting Under the Independent Study Process, dated August 8, 2012, by and between Lessor and Southern California Edison Company (the “GIA”).

5.	Meter Service Agreement for CAISO Metered Entities, dated September 27, 2012, by and between Lessor and California Independent System Operator Corporation.

6.	Power Purchase and Sale Agreement, dated October 25, 2012, by and between Southern California Edison Company and Lessor (the “PPA”).

5.	Meter Service Agreement for CAISO Metered Entities, dated November 9, 2012, by and between Lessor and California Independent System Operator Corporation (the “Meter Service Agreement”).

8.	Qualifying Facility Participating Generator Agreement, dated November 9, 2012, by and between Lessor and California Independent System Operator Corporation (the “QF Agreement”).

9.	Agreement for Long-Term Maintenance of Equipment, dated January 10, 2020, by and between Lessor and Penn Power Group, LLC (d/b/a Western Energy Systems), as amended by that certain Amendment No. I , dated October 15, 2020 (the “LTSA”).

10.	Agreement for Priva Installation Work, dated June 23, 2020, by and between Dutch Growing Solutions B.V. and CEFF Camarillo Property, LLC, as amended by that certain Change Order #1, dated February 3, 2021; provided, however, that the foregoing agreement described in this paragraph 10 is hereby agreed not to constitute a Project Document for purposes of, and with respect only to, the cost of the installation work performed thereunder in the event that such installation work has been completed prior to the date of this Lease.

11.	Electric Forklift Capital Lease, dated December 9, 2019, by and between Power Machinery Center and Lessor.

12.	Rotator Forklift Operating Lease, dated December 17, 2019, by and between Power Machinery Center and Lessor.

13.	Sideshift Forklift Capital Lease, dated December 18, 2019, by and between Power Machinery Center and Lessor.

14.	Heavy Duty Mule Capital Lease, dated December 5, 2019, by and between Power Machinery Center and Lessor.

15.	Packaging, Materials and Equipment Supply Agreement, by and between Lessor and Worldwide Plastics.

16.	Labeling Agreement, dated June 13, 2014 , by and between Lessor and Sinclair Systems International, LLC.

17.	Supplier Program Agreement, dated September 18, 2019, by and between Apeel Technology, Inc. and Lessor, as modified by that certain Program Addendum #1, dated September 18, 2019.

18.	Packaging, Materials and Equipment Supply Agreement, by and between Lessor and Bunzl/Coolpack.

19.	Rental Agreement Addendum, dated June 8, 2020, by and between Lessor and UniFirst Corporation.

20.	Copy Machine Lease Arrangement, by and between Xerox Financial Services and Lessor.*

21.	Copy Machine Lease Arrangement, by and between Image Source and Lessor.*

22.	Copy Machine Lease Arrangement, by and between U.S. Bank Equipment Finance and Lessor.*

23.	Server Lease Arrangement, by and between Dell Financial Services and Lessor.*

24.	Portable Toilet Services Arrangement, by and between Lessor and Unite Site Services.*

* The Contracts denoted with an asterisk are invoice-based arrangements and do not haveexecuted definitive documentation.